As confidentially submitted to the Securities and Exchange Commission on August 5, 2014
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

 Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
Registration Statement
UNDER THE SECURITIES ACT OF 1933

GLOBAL DIGITAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

New Jersey	2844	22-3392051
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

777 South Flagler Drive, Suite 800 West Tower
West Palm Beach, Florida 33401
Telephone: (561) 515-6163
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David A. Loppert
Chief Financial Officer
777 South Flagler Drive, Suite 800 West Tower
West Palm Beach, Florida 33401
Telephone: (561) 515-6163
 (Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to: Owen Naccarato Naccarato & Associates 1100 Quail Street, Suite 100 Newport Beach, CA 92660 Office: 949-851-9261 Fax: 949-851-9262

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $.001 per share	25,197,096		$(2)	$	$
Common stock, par value $.001 per share, upon exercise of warrants issued	4,250,000		$(2)	$	$
Total	29,447,096	$		$	$

(1)
Pursuant to Rule 416 under the Securities Act, the shares of common stock offered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of anti-dilution provisions, stock splits, stock dividends, recapitalizations or other similar transactions.

(2)
With respect to the shares of common stock offered by the selling stockholders named herein, estimated at $____ per share, the average of the high and low prices of the common stock as reported on the Over The Counter Market (“OTCQB”) on ________, 2014, for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED _______, 2014

PRELIMINARY PROSPECTUS

29,447,096 Shares

Global Digital Solutions, Inc.

Common Stock

This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to 29,447,096 shares of our common stock consisting of:

(i) 8,387,096 shares of our common stock issued or issuable in connection with our acquisition of North American Custom Specialty Vehicles, Inc.;
(ii) 5,634,000 shares of our common stock issued to investors in various private placements;
(iii) 4,250,000 shares of our common stock issued and 4,250,000 share issuable upon the conversion of warrants issued in connection with convertible debt, for services, and for investment banking fees;

(iv) 2,676,000 shares of our common stock issued to certain acquisition, investor relations professionals and consultants for acquisition, investor relations and marketing services; and
(v) 4,250,000 shares of our common stock issued for conversion of debt and debt guarantees.

All of these shares of our common stock are being offered for resale by the selling stockholders.

The prices at which the selling stockholders may sell shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders.

We will bear all costs relating to the registration of these shares of our common stock, other than any selling stockholders’ legal or accounting costs or commissions.

Our common stock is quoted on the regulated quotation service of the Over The Counter Market (“OTCQB”) under the symbol “GDSI”. The last reported sale price of our common stock as reported by the OTCQB on _____, 2014, was $____ per share.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 11 of this prospectus before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2014

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus is current only as of its date. This prospectus will be updated as required by law.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” beginning on page 11 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context provides otherwise, the terms “the Company,” “GDSI,” “we,” “us,” and “our” refer to Global Digital Solutions, Inc., a New Jersey corporation, and where appropriate, its wholly-owned subsidiaries.

Overview
We were incorporated in New Jersey as Creative Beauty Supply, Inc. (“Creative”) in August 1995.  In March 2004, Creative acquired Global Digital Solutions, Inc., a Delaware corporation ("Global”). The merger was treated as a recapitalization of Global, and Creative changed its name to Global Digital Solutions, Inc., Global provided structured cabling design, installation and maintenance for leading information technology companies, federal, state and local government, major businesses, educational institutions, and telecommunication companies. Our mission was to target the United States government contract marketplace for audio and video services. Due to capital constraints our operations team focused mainly in Northern California. On May 1, 2012,  we made the decision to wind down our operations in the telecommunications area and to refocus our efforts in the area of cyber arms technology and complementary security and technology solutions.  We completed the wind down our telecommunications operations in June 2014.  As discussed below, from August 2012 through November 2013 we were actively involved in managing Airtronic USA, Inc., and in June 2014 we acquired North American Custom Specialty Vehicles, LLC (“NACSV”).

Our Strategy

•	Identify, target, and acquire profitable businesses with proven and established track records of serving Government, Law Enforcement Agencies, and related Corporate Customers.
•	Aggregate and integrate Product, Service and Technology providers serving this defined customer base.
•	Integrate the significant customer relationships developed from each business to cross sell products and services and expand the GDSI presence within the Industry.
•	Become a Facilitator in the “Analog to Digital” shift in the Defense and Intelligence Marketplace over the balance of this decade.
There is doubt about our ability to continue as a going concern
Our independent registered public accounting firm has issued an opinion on our December 31, 2013, financial statements that states that the financial statements were prepared assuming we will continue as a going concern.  As discussed in Note 1 to the financial statements, we had a net loss of $9,297,253 for the year ended December 31, 2013, and used net cash of $983,345 for operating activities. Additionally, at December 31, 2013, we had an accumulated deficit of $16,858,375.  These matters raise substantial doubt about our ability to continue as a going concern.  Our plan in regards to these matters is also described in Note 1 to our financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Transactions with Airtronic USA, Inc.
On October 22, 2012, we entered into an Agreement of Merger and Plan of Reorganization (“Merger Agreement”) to acquire 70% of Airtronic USA, Inc. (“Airtronic”), a debtor in possession under chapter 11 of the Bankruptcy Code in a case pending in the US Bankruptcy Court for the Northern District of Illinois, Eastern Division (the “Court”) once Airtronic successfully reorganized and emerged from bankruptcy (the “Merger”). Contemporaneously, on October 22, 2012, we entered into a Debtor In Possession Note Purchase Agreement (“Bridge Loans”) with Airtronic in which we agreed to lend them initially up to $750,000, and which was subsequently modified twice to provide for additional loans totaling $500,000 and $200,000. From October 2012 through November 2013 we were actively involved I managing and supervising Airtronic’s operations as we funded their business and planned for its reorganization and successful emergence from bankruptcy. Airtronic’s Plan of Reorganization which approved their Merger with us, was confirmed by the Court on October 2, 2013 and we intended to close the Merger with Airtronic by December 2, 2013; however Airtronic refused to close the Merger and the transaction fell through. Subsequently, in April 2014, Airtronic had a Plan of Reorganization confirmed, and in May 2014 repaid all loans due to the Company under the Bridge Loans.  During the period from August 2012 through November 2013 we were actively involved in the management of Airtronic.

Acquisition of North American Custom Specialty Vehicles, LLC
On June 16, 2014, we and our wholly owned subsidiary, GDSI Acquisition Corporation, a Delaware corporation (“Buyer”), entered into an Equity Purchase Agreement (“EPA”) with Brian A. Dekle and John Ramsey (collectively, “Sellers”) and North American Custom Specialty Vehicles, LLC, an Alabama limited liability company (“NACSV”), pursuant to which Buyer purchased all of Sellers’ membership interests in NACSV for total consideration of up to $3.6 million (the “Acquisition”) with (a) $1.2 million payable at closing as follows: (i) a cash payment of $1.0 million and (ii) 645,161 shares of GDSI’s restricted common stock valued at $0.31 per share, or $200,000 in the aggregate, (b) up to $2.4 million of additional post-closing contingent consideration as certain milestones are met as set forth in the EPA through December 31, 2017, and (c) a post closing date purchase price adjustment of the excess, if any, of the total value of closing date audited assets of NACSV over $1.2 million. NACSV specializes in building mobile command/communications and specialty vehicles for emergency management, first responders, national security and law enforcement operations.

Increase in Authorized Share Capital
On July 7, 2014, we filed a Certificate of Amendment to Certificate of Incorporation to increase the number of our authorized shares of capital stock from 185,000,000 shares to 485,000,000 shares, divided into two classes: 450,000,000 shares of common stock, par value $0.001 per share (the “common stock”), and 35,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Implications of Being an Emerging Growth Company
We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;
•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;
•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and
•	Reduced disclosure of financial information in this prospectus, including two years of audited financial information and two years of selected financial information.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission, or if we issue more than $1.0 billion of non-convertible debt over a three-year-period.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have irrevocably chosen to "opt out" of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Selected Risk Factors
Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 11 of this prospectus. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our growth strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:

•	There is doubt about our ability to continue as a going concern.
•	We have a limited operating history, no revenue and may continue to incur losses.
•	We will need additional financing to fully implement our business plan, and we cannot assure you that we will be successful in obtaining such financing or in continuing our operations.

We expect that we will need to raise, through equity or debt financings up to $70 million over the next 24 months to implement our strategy and complete strategic acquisitions.

Where You Can Find Us
Our principal executive office is located at 777 South Flagler Drive, Suite 800 West, West Palm Beach, Florida 33401 and our telephone number is (561) 515-6163.  Our website address is www.gdsi.co. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website a part of this prospectus.

THE OFFERING

Common stock offered by selling stockholders	This prospectus relates to the sale by certain selling stockholders of 29,447,096 shares of our common stock consisting of:
(i) 8,387,096 shares of our common stock issued or issuable in connection with our acquisition of North American Custom Specialty Vehicles, Inc.;
(ii) 5,634,000 shares of our common stock issued to investors in various private placements;

(iii) 4,250,000 shares of our common stock issued and 4,250,000 share issuable upon the conversion of warrants issued in connection with convertible debt, for services, and for investment banking fees;

(iv) 2,676,000 shares of our common stock issued to certain acquisition advisors, investor relations professionals and consultants for acquisition, investor relations and marketing services; and
(v) 4,250,000 shares of our common stock issued for conversion of debt and debt guarantees.

Offering price	Market price or privately negotiated prices.

Common stock outstanding before the offering	100,669,278 shares (1)

Common stock outstanding after the offering	113,631,213 shares (2)

Use of proceeds
We will not receive any proceeds from the sale of the common stock by the selling stockholders. However, we will receive the proceeds from the exercise of the warrants by the selling stockholders. We expect to use such proceeds, if any, for general working capital purposes.

OTC Markets (OTCQB) Symbol	GDSI.

Risk Factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 11 of this prospectus before deciding whether or not to invest in our common stock.

(1)
Represents the number of shares of our common stock outstanding as of July 25, 2014. Excludes (i) 4,250,000 shares of our common stock issuable upon exercise of outstanding warrants, (ii) 2,500,000 shares of our common stock issuable upon the issuance of restricted shares of common stock, (iii) 7,741,935 shares issuable in the future for additional consideration in connection with the acquisition of NACSV, (iv) 1,300,000 shares issuable in the future for services rendered in connection with our acquisition of NACSV, and (v) 5,500,000 shares of our common stock issuable upon exercise of options granted or reserved under the 2014 Equity Incentive Plan.

(2)
Includes (i) 4,250,000 shares of our common stock issuable upon the exercise of outstanding warrants, which shares are offered for sale in this prospectus, (ii) 7,741,935 shares issuable in the future for additional consideration in connection with the acquisition of NACSV, and (iii) 1,300,000 shares issuable in the future for services rendered in connection with our acquisition of NACSV.  Excludes (i) 2,500,000 shares of our restricted common stock issuable under restricted stock grants, and (ii) 5,500,000 shares of our common stock issuable upon exercise of options granted or reserved under the 2014 Equity Incentive Plan.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different than the results, performance or achievements expressed or implied by the forward-looking statements. Such statements include statements regarding our expectations, hopes, beliefs or intentions regarding the future, including but not limited to statements regarding our market, strategy, competition, development plans (including acquisitions and expansion), financing, revenues, operations, and compliance with applicable laws. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in greater detail in the following paragraphs. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement. Market data used throughout this prospectus is based on published third party reports or the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe that such sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified such information.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this prospectus, before purchasing shares of our common stock. There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals.  If any of these risks actually occur, our business, financial condition or results of operations may be materially adversely affected.  In such case, the trading price of our common stock could decline and investors could lose all or part of their investment.

Risks Relating to Our Business

There is doubt about our ability to continue as a going concern.
Our independent registered public accounting firm has issued an opinion on our December 31, 2013, financial statements that states that the financial statements were prepared assuming we will continue as a going concern.  As discussed in Note 1 to the financial statements, we had a net loss of $9,297,253 for the year ended December 31, 2013, and used net cash of $983,345 for operating activities. Additionally, at December 31, 2013, we had an accumulated deficit of $16,858,375.  These matters raise substantial doubt about our ability to continue as a going concern.  Our plan in regards to these matters is also described in Note 1 to our financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our future is dependent on our ability to meet our financing requirements, and complete other identified and unidentified acquisitions. If we fail for any reason, we might not be able to continue as a going concern.

We have a limited operating history, no revenue and may continue to incur losses.
There can be no assurance that our business will be profitable in the future. We may continue to incur losses and negative cash flows from operations. This would have a material adverse affect on our financial condition.

We will need additional financing to fully implement our business plan, and we cannot assure you that we will be successful in obtaining such financing or in continuing our operations.
We previously focused our efforts on developing our business in the communications sector. We are now focusing our efforts on developing our business in the areas of small arms manufacturing and distribution, knowledge-based and culturally attuned social consulting and security-related solutions in unsettled areas. We have entered into non-binding Letters of Intent (“LOI”) with two private companies in this area of business, but there can be no assurance that we will successfully close either of these transactions, or that additional public or private financing, including debt or equity financing, will be available as needed, or, if available, on terms favorable to us to close the transactions. Any additional equity financing may be dilutive to our stockholders and holders of such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common or preferred stock. Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility. Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

While part of our strategy is to pursue strategic acquisitions, we may not be able to identify businesses that we can acquire on acceptable terms, we may not be able to obtain necessary financing or may face risks due to additional indebtedness, and our acquisition strategy may incur significant costs or expose us to substantial risks inherent in the acquired business’s operations.

Our strategy of pursuing strategic acquisitions may be negatively impacted by several risks, including the following:

•
 We may not successfully identify companies that have complementary product lines or technological competencies or that can diversify our revenue or enhance our ability to implement our business strategy.

•	We may not successfully acquire companies if we fail to obtain financing, or to negotiate the acquisition on acceptable terms, or for other related reasons.
•
 We may incur additional expenses due to acquisition due diligence, including legal, accounting, consulting and other professional fees and disbursements.  Such additional expenses may be material, will likely not be reimbursed and would increase the aggregate cost of any acquisition.

•	Any acquired business will expose us to the acquired company’s liabilities and to risks inherent to its industry. We may not be able to ascertain or assess all of the significant risks.
•	We may require additional financing in connection with any future acquisition. Such financing may adversely impact, or be restricted by, our capital structure.
•
Achieving the anticipated potential benefits of a strategic acquisition will depend in part on the successful integration of the operations, administrative infrastructures and personnel of the acquired company or companies in a timely and efficient manner.  Some of the challenges involved in such an integration include:

	•	demonstrating to the customers of the acquired company that the consolidation will not result in adverse changes in quality, customer service standards or business focus;
	•	preserving important relationships of the acquired company;
	•	coordinating sales and marketing efforts to effectively communicate the expanded capabilities of the combined company; and
	•	coordinating the supply chains.

Any integration is expected to be complex, time-consuming and expensive and may harm the newly-consolidated company’s business, financial condition and results of operations.

New federal and state laws and regulations may restrict our ability in the future to sell the products that potential acquisition targets currently sell into the domestic commercial market, which could materially adversely affect our future revenues.
Since December 2012, there has been an extremely sharp increase in political and public support for new “gun control” laws and regulations in the United States.  Some proposed legislation, including legislation that has been introduced and is under active consideration in Congress and in state legislatures, would ban and/or restrict the sale of military and law enforcement firearms, in their current configurations, into the commercial market, either throughout the United States or in particular states.  It is also possible that the President of the United States could issue Executive Orders that would adversely affect our ability to sell, or customers’ ability to purchase, our products.  The political environment for enactment of new “gun control” measures at the federal, state and local level is evolving rapidly and additional significant change in the domestic legal and regulatory environment during 2014 is likely.

In light of the uncertain and evolving political, legal and regulatory environment, it is not clear what measures might be necessary in order to redesign products to comply with applicable law, nor whether it will even be possible in every instance to do so.  To the extent that redesigns of products are possible, we may need to spend significant amounts of capital in order to effectuate such redesigns and may incur associated sales, marketing, legal and administrative costs in connection with the introduction of new models.  Furthermore, there is no assurance that customers will accept redesigned product.

A substantial decline in the domestic commercial market for any of these reasons would have a material adverse effect on the businesses we acquire.

We depend upon our senior management and our business may be adversely affected if we cannot retain them.
Our success depends upon our ability to attract and retain experienced senior management with specialized industry and technical knowledge and/or industry relationships. On August 12, 2013, Richard J. Sullivan was appointed Chairman and CEO of the Company and David A. Loppert was appointed CFO.  Mr. Sullivan and Mr. Loppert have significant experience as CEO and CFO, respectively, of public companies.  Once the acquisition of one or more of the companies with whom we have entered into LOI’s is completed, we expect that Jennifer Carroll will be appointed COO. Ms. Carroll was until recently the Lt. Governor of the State of Florida, has served in the military, and has significant managerial experience. We might not be able to find or replace qualified individuals to fill the slots of senior management that we anticipate if their services do not become available to us or are no longer available to us; accordingly the inability to fill, or the loss of critical members of our anticipated senior management team could have a material adverse effect on our ability to effectively pursue our business and acquisition strategy. We do not have key-man life insurance policies covering any of our employees at this time.

If we are unable to manage future growth, our business may be negatively affected.
We are continuing to pursue a strategy of rapid growth, and plan to expand significantly our capability and devote substantial resources to our marketing, sales, administrative, operational, financial and other systems and resources. Such expansion will place significant demands on our marketing, sales, administrative, operational, financial and management information systems, controls and procedures. Accordingly, our performance and profitability will depend on the ability of our officers and key employees to:

●	manage our business and our subsidiaries as a cohesive enterprise;
●	manage expansion through the timely implementation and maintenance of appropriate administrative, operational, financial and management information systems, controls and procedures;
●	add internal capacity, facilities and third-party sourcing arrangements as and when needed;
●	maintain service quality controls; and
●	attract, train, retain, motivate and manage effectively our employees.

There can be no assurance that we will integrate and manage successfully new systems, controls and procedures for our business, or that our systems, controls, procedures, facilities and personnel, even if successfully integrated, will be adequate to support our projected future operations. Any failure to implement and maintain such systems, controls and procedures, add internal capacity, facilities and third-party sourcing arrangements or attract, train, retain, motivate and manage effectively our employees could have a material adverse effect on our business, financial condition and results of operations.  In addition, we may incur substantial expenses identifying, investigating and developing appropriate products and services in the small arms business markets. There can be no assurance that any expenditures incurred in identifying, investigating and developing such products and services will ever be recouped.

We will need additional capital to fund ongoing operations, future acquisitions, and to respond to business opportunities, challenges, acquisitions or unforeseen circumstances.  If such capital is not available to us, our business, operating results and financial condition may be harmed.
At December 31, 2013, we had $509,224 cash on hand.  Our limited operating history makes it difficult to accurately forecast revenues and expenses, and in conjunction with other Risk Factors, raises substantial doubt about our ability to continue as a going concern.  Since January 1, 2013, we have closed on a loan, various private placements and warrant exercises and have received gross proceeds of $3,186,100.   We will continue to seek equity financing to provide funding for operations but there is no assurance that we will be successful in these efforts.  If we are not successful in raising additional equity capital or generate sufficient cash flows to meet our obligations as they come due, we may not be able to complete the acquisition of Airtronic, and/or fully fund our ambitious growth plans. We may then be required to reduce our overhead expenses by the reduction of headcount and other available measures.

We may face strong competition from larger, established companies.
We likely will face intense competition from other companies that provide the same or similar small arms manufacturing and distribution services, knowledge-based and culturally attuned social consulting and security-related solutions we expect to provide, virtually all of whom can be expected to have longer operating histories, greater name recognition, larger installed customer bases and significantly more financial resources, R&D facilities and manufacturing and marketing experience than we have. There can be no assurance that developments by our potential competitors will not render our existing and future products or services obsolete.  In addition, we expect to face competition from new entrants into the arms business, knowledge-based and culturally attuned social consulting business, and security-related solutions business. As the demand for products and services grows and new markets are exploited, we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and services. We may not have sufficient resources to maintain our research and development, marketing, sales and customer support efforts on a competitive basis. Additionally, we may not be able to make the technological advances necessary to maintain a competitive advantage with respect to our products and services. Increased competition could result in price reductions, fewer product orders, obsolete technology and reduced operating margins, any of which could materially and adversely affect our business, financial condition and results of operations.

If we are unable to keep up with technological developments, our business could be negatively affected.
If we are successful in acquiring the companies we have entered into LOI’s with, the markets for our anticipated products and services are expected to be characterized by rapid technological change and be highly competitive with respect to timely innovations. Accordingly, we believe that our ability to succeed in the sale of our products and services will depend significantly upon the technological quality of our products and services relative to those of our competitors, and our ability to continue to develop and introduce new and enhanced products and services at competitive prices and in a timely and cost-effective manner.  In order to develop such new products and services, we will depend upon close relationships with those companies, existing customers and our ability to continue to develop and introduce new and enhanced products and services at competitive prices and in a timely and cost-effective manner. There can be no assurance that we will be able to develop and market our new products and services successfully or respond effectively to technological changes or new product and service offerings of our potential competitors in the arms business. We may not be able to develop the required technologies, products and services on a cost-effective and timely basis, and any inability to do so could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect intellectual property that we expect to acquire, which could adversely affect our business.
The companies that we expect to acquire rely on patent, trademark, trade secret and copyright protection to protect their technology. We believe that technological leadership can be achieved through additional factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance. Nevertheless, our ability to compete effectively depends in part on our ability to develop and maintain proprietary aspects of our technology, such as patents. We may not secure future patents; and patents that we may secure may become invalid or may not provide meaningful protection for our product innovations. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the United States. Furthermore, there can be no assurance that competitors will not independently develop similar products, "reverse engineer" our products, or, if patents are issued to us, design around such patents.  We also expect to rely upon a combination of copyright, trademark, trade secret and other intellectual property laws to protect our proprietary rights by entering into confidentiality agreements with our employees, consultants and vendors, and by controlling access to and distribution of our technology, documentation and other proprietary information. There can be no assurance, however, that the steps to be taken by us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide a competitive advantage to us. Any such circumstance could have a material adverse effect on our business, financial condition and results of operations.  While we are not currently engaged in any intellectual property litigation or proceedings, there can be no assurance that we will not become so involved in the future or that our products do not infringe any intellectual property or other proprietary right of any third party. Such litigation could result in substantial costs, the diversion of resources and personnel, and subject us to significant liabilities to third parties, any of which could have a material adverse effect on our business.

We may not be able to protect our trade names and domain names.
We may not be able to protect our trade names and domain names against all infringers, which could decrease the value of our brand name and proprietary rights. We currently hold the Internet domain name "www.gdsi.co" and we use GDSI as a trade name. Domain names generally are regulated by Internet regulatory bodies and are subject to change and may be superseded, in some cases, by laws, rules and regulations governing the registration of trade names and trademarks with the United States Patent and Trademark Office and certain other common law rights. If the domain registrars are changed, new ones are created or we are deemed to be infringing upon another's trade name or trademark, we could be unable to prevent third parties from acquiring or using, as the case may be, our domain name, trade names or trademarks, which could adversely affect our brand name and other proprietary rights.

The effects of the sequester may adversely impact our business, operating results or financial condition.
The sequester and its associated cutbacks in the military and support services has resulted in furloughs and delays in processing and approving of foreign orders that are approved by the United States Department of Defense. This, coupled with continuing changes in economic conditions, including declining consumer confidence, concerns about inflation or deflation, the threat of a continuing recession, increases in the rates of default and bankruptcy and extreme volatility in the credit and equity markets, may lead our customers to cease doing business with us or to reduce or delay that business or their payments to us, and our results of operations and financial condition could be adversely affected by these actions.  These challenging economic conditions also may result in:

●	increased competition for less spending;
●	pricing pressure that may adversely affect revenue;
●	difficulty forecasting, budgeting and planning due to limited visibility into the spending plans of current or prospective customers; or
●	customer financial difficulty and increased risk of doubtful accounts receivable.

We are unable to predict the duration and severity of the sequester and its adverse economic impact on conditions in the U.S. and other countries.

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.
Our revenues and operating results could vary significantly from quarter to quarter and year-to-year because of a variety of factors, many of which are outside of our control.  As a result, comparing our operating results on a period-to-period basis may not be meaningful.  In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

●	our ability to accurately forecast revenues and appropriately plan our expenses;
●	the impact of worldwide economic conditions, including the resulting effect on consumer spending;
●	our ability to maintain an adequate rate of growth;
●	our ability to effectively manage our growth;
●	our ability to attract new customers;
●	our ability to successfully enter new markets and manage our expansion;
●	the effects of increased competition in our business;
●	our ability to keep pace with changes in technology and our competitors;
●	our ability to successfully manage any future acquisitions of businesses, solutions or technologies;
●	the success of our marketing efforts;
●	changes in consumer behavior and any related impact on the advertising industry;
●	interruptions in service and any related impact on our reputation;
●	the attraction and retention of qualified employees and key personnel;
●	our ability to protect our intellectual property;
●	costs associated with defending intellectual property infringement and other claims;
●	the effects of natural or man-made catastrophic events;
●	the effectiveness of our internal controls; and
●	changes in government regulation affecting our business.

As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance, and any unfavorable changes in these or other factors could have a material adverse effect on our business, financial condition and results of operation.

Growth may place significant demands on our management and our infrastructure.
We plan for substantial growth in our business, and this growth would place significant demands on our management and our operational and financial infrastructure.  If our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure to meet customer demand. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase.  Continued growth could also strain our ability to maintain reliable service levels for our customers and meet their expected delivery schedules, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
In order to protect our proprietary technology and processes, we will rely in part on confidentiality agreements with our employees, customers, potential customers, independent contractors and other advisors.  These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information.  In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties.  Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We will continue to incur increased costs as a result of being a public reporting company and our management expects to devote substantial time to public reporting company compliance programs.
As a public reporting company, we will incur significant legal, insurance, accounting and other expenses that we would not incur as a non-reporting public company. We expect to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management's time and attention from product development activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We maintain directors' and officers' insurance coverage, which increases our insurance cost. In the future, it may be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

In addition, in order to comply with the requirements of being a public reporting company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares could decline.

As discussed below, because we are an emerging growth company, we are exempt from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, but that does not preclude us from complying with certain of these rules, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We have begun the costly and challenging process of implementing the system and processing documentation needed to comply with such requirements.

We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our independent registered public accounting firm will not be required to formally attest to effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the Commission following the date we are no longer an "emerging growth company" as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

Risks Related to our Common and Preferred Stock

We are eligible to be treated as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an "emerging growth company", as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley, (2) reduced disclosure obligations regarding executive compensation in this Form 10-K and our other periodic reports,  and registration and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time (i.e., we become a large accelerated filer) or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company" which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

We may be unable to register for resale all of the shares of common stock sold in private placements, in which case purchasers in the private placements will need to rely on an exemption from the registration requirements in order to sell such shares.
In connection with our various private placements, we are obligated to include all such common stock sold in our next “resale” registration statement with the SEC. Nevertheless, it is possible that the SEC may not permit us to register all of such shares of common stock for resale. In certain circumstances, the SEC may take the view that the private placements require us to register the resale of the securities as a primary offering. Investors should be aware of the existence of risks that interpretive positions taken with respect to Rule 415, or similar rules or regulations including those that may be adopted subsequent to the date of this report, that could impede the manner in which the common stock may be registered or our ability to register the common stock for resale at all or the trading in our securities. If we are unable to register some or all of the common stock, or if shares previously registered are not deemed to be freely tradable, such shares would only be able to be sold pursuant to an exemption from registration under the Securities Act, such as Rule 144.

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.  Any return on investment may be limited to the value of our common stock.
We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future.  The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.  If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There is currently a limited liquid trading market for our common stock and we cannot ensure that one will ever develop or be sustained.
To date there has been a nominal liquid trading market for our common stock.  We cannot predict how liquid the market for our common stock might become.  Our common stock is quoted for trading on the OTCQB Marketplace (“OTCQB”).  As soon as is practicable, we anticipate applying for listing of our common stock on either the American Stock Exchange, The Nasdaq Capital Market or other national securities exchange, assuming that we can satisfy the initial listing standards for such exchange.  We currently do not satisfy the initial listing standards, and cannot ensure that we will be able to satisfy such listing standards or that our common stock will be accepted for listing on any such exchange.  Should we fail to satisfy the initial listing standards of such exchanges, or our common stock is otherwise rejected for listing and remains listed on the OTCQB or suspended from the OTCQB, the trading price of our common stock could suffer and the trading market for our common stock may be less liquid and our common stock price may be subject to increased volatility.

Furthermore, for companies whose securities are traded in the OTCQB, it is more difficult (1) to obtain accurate quotations, (2) to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and (3) to obtain needed capital.

Our common stock may be deemed a "penny stock," which would make it more difficult for our investors to sell their shares.
Our common stock may be subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act.  The penny stock rules generally apply to companies whose common stock is not listed on The Nasdaq Stock Market or other national securities exchange and trades at less than $4.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years).  These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances.  Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.  If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities.  If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.
If our stockholders sell substantial amounts of our common stock in the public market, including shares issued in our private placements upon the effectiveness of the registration statement we expect to file, or upon the expiration of any statutory holding period, under Rule 144, or issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an "overhang" and in anticipation of which the market price of our common stock could fall.  The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. The shares of common stock sold in our private placements will be freely tradable upon the earlier of: (i) effectiveness of a registration statement covering such shares, or (ii) the date on which such shares may be sold without registration pursuant to Rule 144 (or other applicable exemption) under the Securities Act.

Investor Relations Activities, Nominal “Float” and Supply and Demand Factors May Affect the Price of our Stock.
We expect to utilize various techniques such as non-deal road shows and investor relations campaigns in order to create investor awareness for the Company.  These campaigns may include personal, video and telephone conferences with investors and prospective investors in which our business practices are described.  We have and we will continue to provide compensation to investor relations firms and pay for newsletters, websites, mailings and email campaigns that are produced by third-parties based upon publicly-available information concerning the Company.  We will not be responsible for the content of analyst reports and other writings and communications by investor relations firms not authored by the Company or from publicly available information.  We do not intend to review or approve the content of such analysts’ reports or other materials based upon analysts’ own research or methods.  Investor relations firms should generally disclose when they are compensated for their efforts, but whether such disclosure is made or complete is not under our control.

The SEC and the Financial Industry Regulatory Authority, Inc. (“FINRA”) enforce various statutes and regulations intended to prevent manipulative or deceptive devices in connection with the purchase or sale of any security and carefully scrutinize trading patterns and company news and other communications for false or misleading information, particularly in cases where the hallmarks of “pump and dump” activities may exist, such as rapid share price increases or decreases.  The Company and its shareholders may be subjected to enhanced regulatory scrutiny due to the relatively small number of holders who own the registered shares of the Company’s common stock publicly available for resale, and the limited trading markets in which such shares may be offered or sold which have often been associated with improper activities concerning penny-stocks, such as the OTCQB Marketplace.  Until such time as the common stock sold in the private placements are registered and until such time as the restricted shares of the Company are registered or available for resale under Rule 144, there will continue to be a large percentage of shares held by a relatively small number of investors, many of whom acquired such shares in privately negotiated purchase and sale transactions, that will constitute the entire available trading market.  The Supreme Court has stated that manipulative action is a term of art connoting intentional or willful conduct designed to deceive or defraud investors by controlling or artificially affecting the price of securities.  Often times, manipulation is associated by regulators with forces that upset the supply and demand factors that would normally determine trading prices. The supply of Company common stock for sale has been and may continue to be limited for an indeterminate amount of time, which could result in higher bids, asks or sales prices than would otherwise exist.  Securities regulators have often cited thinly-traded markets, small numbers of holders, and awareness campaigns as components of their claims of price manipulation and other violations of law when combined with manipulative trading, such as wash sales, matched orders or other manipulative trading timed to coincide with false or touting press releases.  There can be no assurance that the Company’s or third-parties’ activities, or the small number of potential sellers or small percentage of stock in the “float,” or determinations by purchasers or holders as to when or under what circumstances or at what prices they may be willing to buy or sell stock will not artificially impact (or would be claimed by regulators to have affected) the normal supply and demand factors that determine the price of the stock.

We may apply the proceeds of private placements to uses that ultimately do not improve our operating results or increase the value of your investment.
We have used and intend to use the net proceeds from private placements for general working capital purposes. Our management has and will have broad discretion in how we use these proceeds. These proceeds could be applied in ways that do not ultimately improve our operating results or otherwise increase the value of the investment in shares of our common stock sold.

Because our current directors and executive officers are among our largest stockholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from those of subscribers in our private placements.
Our current directors and executive officers own or control approximately 40% of our issued and outstanding shares of common stock.  Additionally, the holdings of our directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the restricted stock grants, options or warrants they may hold or in the future be granted or if they otherwise acquire additional shares of our common stock.  The interests of such persons may differ from the interests of our other stockholders.  As a result, in addition to their board seats and offices, such persons may have significant influence over and may control corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders may vote, including the following actions:

●	to elect or defeat the election of our directors;
●	to amend or prevent amendment of our Certificate of Incorporation or By-laws;

●	to effect or prevent a transaction, sale of assets or other corporate transaction; and
●	to control the outcome of any other matter submitted to our stockholders for vote.

Such persons' stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Exercise of options and warrants may have a dilutive effect on our common stock.
If the price per share of our common stock at the time of exercise of any options, or any other convertible securities is in excess of the various exercise or conversion prices of such convertible securities, exercise or conversion of such convertible securities would have a dilutive effect on our common stock. As of June 30, 2014, we had outstanding options to acquire 5,500,000 shares of our common stock at an exercise price of $0.64 per share and warrants to acquire 4,250,000 shares of our common stock at exercise prices ranging from $0.10 to $1.00. Further, any additional financing that we secure may require the granting of rights, preferences or privileges senior to those of our common stock and which result in additional dilution of the existing ownership interests of our common stockholders

Our certificate of incorporation allows for our board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.
Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders a preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares offered by them under this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders covered by this prospectus.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTCQB Marketplace (“OTCQB”) or pink sheets maintained by the OTC Markets Group under the symbol “GDSI”. As of ______, 2014, there were ______ holders of record of our common stock. The transfer agent for our common stock is Issuer Direct Corporation.

The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by the OTCQB. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Period	High	Low
January 1, 2011 through March 31, 2011	$0.002	$0.002
April 1, 2011 through June 30, 2011	$0.002	$0.002
July 1, 2011 through September 30, 2011	$0.040	$0.002
October 1, 2011 through December 31, 2011	$0.023	$0.008
January 1, 2012 through March 31, 2012	$0.31	$0.055
April 1, 2012 through June 30, 2012	$0.12	$0.04
July 1, 2012 through September 30, 2012	$0.095	$0.01
October 1, 2012 through December 31, 2012	$0.17	$0.02
January 1, 2013 through March 31, 2013	$0.14	$0.07
April 1, 2013 through June 30, 2013	$1.39	$0.09
July 1, 2013 through September 30, 2013	$1.11	$0.70
October 1, 2013 through December 31, 2013	$0.87	$0.26
January 1, 2014 through March 31, 2014	$0.98	$0.41
April 1, 2014 through June 30, 2014	$0.80	$0.27

The last reported sales price of our common stock on the OTCQB on ____, 2014 was $____ per share.

DIVIDEND POLICY

We have not declared nor paid any cash dividend on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers significant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under “Risk Factors”. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report as well as other matters over which we have no control. See “Forward-Looking Statements.” Our actual results may differ materially.

Overview

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2013 and 2012.

	For the Years Ended
	December 31,
	2013	2012
Revenue	$-	$-
Cost of revenue	-	300
Gross profit (loss)	-	(300)
Operating expenses
Selling, general and administrative expenses	8,384,247	301,284
Other (income)/expense
Gain on extinguishment of debt	(31,712)	-
Interest income	(59,701)	-
Interest expense	733,198	10,000
Other income	-	(600)
Total costs and expenses	9,026,032	310,684
Loss from continuing operations before provision for income taxes	(9,026,032)	(310,984)
Provision for income taxes	-	-
Loss from continuing operations	(9,026,032)	(310,984)
Loss from discontinued operations	(271,221)	(208,922)
Net loss	(9,297,253)	(519,906)
Loss attributable to the noncontrolling interest		(28,815)
Net loss attributable to Global Digital Solutions, Inc.	$(9,297,253)	$(491,091)
Loss per common share attributable to Global Digital Solutions, Inc.
common stockholders - basic and diluted:
Loss from continuing operations	$(0.12)	$(0.01)
Loss from discontinued operations	-	-
Loss attributable to the noncontrolling interest	-	-
Net loss	$(0.12)	$(0.01)
Shares used in computing net loss per share:
Basic and diluted	74,484,164	45,302,055

We had focused our efforts on developing our business in the communications sector. We are now focusing our efforts on developing our business in the areas of small arms manufacturing and distribution, knowledge-based and culturally attuned social consulting and security-related solutions in unsettled areas. See “Other Acquisitions” in Item 1 above.

Year ended December 31, 2013 and 2012
We had no revenue from continuing operations in either 2013 or 2102.  Cost of revenue from continuing operations was $0 in 2013 compared to $300 in 2012.  Selling, general and administrative expenses (“S,G & A”) were $8,384,247 in 2013 compared to $301,284 in 2012, a $8,082,963 increase, or 2682.8%.  S,G & A was comprised of:

	2013	2012	Increase/ (decrease)	% Change
Communications	$5,016	$1,226	$3,790	309.1%
Compensation and benefits	5,443,707	200,000	5,243,707	2,621.9%
Debt issuance costs	1,385,000	-	1,385,000	100.0%
Facility expense	13,275	-	13,275	100.0%
Investment expense	514,808	-	514,808	100.0%
Investor relations and marketing	380,944	81,125	299,819	369.6%
Office supply and support	55,231	3,205	52,026	1,623.3%
Professional and filing fees	554,408	11,075	543,333	4,905.9%
Travel and entertainment	31,858	4,653	27,205	584.7%
	$8,384,247	$301,284	$8,082,963	2,682.8%

Compensation and benefits increased by $5,243,707, or 2,621.9%.  In 2013 we granted restricted stock awards to our senior officers and advisors and amortized the fair market value  - $5,158,207 - over the vesting period. We had no such expense in 2012. Salaries and consulting fees to officers were $285,500 in 2013 compared to $200,000 in 2012.

Debt issuance costs increased by $1,385,000.  We had no such expense in 2012.  In connection with the issuance of notes payable and convertible notes payable, we issued warrants and restricted stock to the lender and certain consultants who facilitated the loan.  The fair value of the warrants and restricted stock was determined using the Black-Scholes valuation model and the expense was amortized over the life of the debt.

Investment expense in 2013 includes (i) $400,000 of amortization of the fair market value of a warrant issued to an investment bank for services to be rendered, (ii) and placement fees of $43,200 settled in shares of our common stock. We had no such expense in 2012.

Investor relations and marketing expense increased by $299,819 or 369.6%, and were primarily for services rendered paid in shares of our common stock.

Professional and filing fees increased by $543,333, or 4,905.9% to $554,408 in 2013 compared to $11,075 in 2012.  In the year ended December 31, 2012 they consisted primarily of legal fees, Edgar filing and OTC filing fees.  In the year ended December 31, 2013, such fees consisted of:

●	Accounting and & auditing fees of $99,802;
●	Consulting fees of $92,369;
●	Legal fees of $353,978;
●	Public company/SEC related fees and expenses of $6,325; and
●	Transfer agent fees of $1,934.

Gain on extinguishment of debt was $31,712 in 2013 and was in connection with the conversion of convertible notes payable into shares of our common stock.

Interest income was $59,701 in 2013 and is the interest on the bridge loans we made to Airtronic.  We had no such interest income in 2012.

Interest expense was $733,198 in 2013 and is comprised as follows:

●	Interest on notes payable and convertible notes payable of $56,712; and

●	The beneficial conversion feature of convertible notes payable of $676,486.

We had no such interest expense in 2012.

There is no income tax benefit for the losses for the years ended December 31, 2013 and 2012, since we determined that the realization of the net deferred tax asset is not more likely than not to be realized and we created a valuation allowance for the entire amount of such benefit.

Loss from discontinued operations in the years ended December 31, 2013 and 2012 was comprised as follows, and related to the operations of Bronco:

Net sales	$-	$144,337
Cost of goods sold	-	114,071
Gross profit	-	30,266
Selling, general and administrative expenses	25,477	236,564
Loss on sale of assets of discontinued operations	245,744	-
Interest expense	-	7,000
Other income	-	(4,376)
Loss before provision for income taxes	(271,722)	(208,922)
Provision for income taxes	-	-
Loss from discontinued operations	$(271,722)	$(208,922)

Our results of operations for the years ended December 31, 2013 and 2012 did not contain any unusual gains or losses from transactions not in our ordinary course of business.

Liquidity and Capital Resources

As of December 31, 2013, we had cash and cash equivalents totaling $509,224 and working capital of $1,211,052. For the year ended December 31, 2013, we incurred a net loss of $9,297,253, and at December 31, 2013, we had an accumulated deficit of $16,858,375 and total stockholders’ equity of $1,211,250. There is no guarantee that we will ultimately be able to generate sufficient revenue or reduce our costs in the anticipated time frame to achieve and maintain profitability and have sustainable cash flows.

As of December 31, 2013, we did not have any material commitments for capital expenditures during the next twelve months, except for the potential acquisitions described in Part I, Item 1, “Other Acquisitions”.  Any required expenditure will be completed through internally generated funding or from proceeds from the sale of common or preferred stock, or borrowings.

Cash Flows

Cash used in operating activities

Net cash used in operating activities totaled $983,345 for the year ended December 31, 2013, compared to $215,627 for the year ended December 31, 2012.

In the year ended December 31, 2013, cash was used to fund a net loss of $9,297,253, reduced by non-cash stock-based compensation of $5,158,208, common stock issued for a debt guaranty of $660,000, common stock based payments for services of $1,080,230, amortization of debt discount and warrant expenses of $1,126,487, changes in operating assets and liabilities of $43,238 and cash provided by discontinued operations of $245,745.

In the year ended December 31, 2012, cash was used to fund a net loss of $519,906, reduced by non-cash common stock based payments for services of $66,500, amortization of debt discount of $10,000, changes in operating assets and liabilities totaling $114,485 and cash provided by discontinued operations of $113,294.

Cash used in investing activities

Net cash used in investing activities for the year ended December 31, 2013, totaled $1,446,874 and comprised $1,465,874 of advances to Airtronic under a bridge loan and $198 for deposits.  We had no investing activities in the year ended December 31, 2012.

Cash from financing activities

Net cash provided by financing activities totaled $2,573,500 for the year ended December 31, 2013, compared to $60,100 for the year ended December 31, 2012. In the year ended December 31, 2013, we received proceeds from the sale of common stock of $1,966,100, $300,000 of proceeds from the exercise of warrants and $374,900 of proceeds from the issuance of short-term debt, reduced by repayments of short-term debt of $67,500.  In the year ended December 31, 2012, we received proceeds of $150,000 from the sale of common stock, and $572,600 of proceeds from the issuance of short-term debt, reduced by repayments of short-term debt of $122,500.

Financial condition

As of December 31, 2013, we had cash and cash equivalents totaling $509,224, working capital of $1,211,052 and stockholders equity of $1,211,250. We do not have a line of credit facility and have relied on short-term borrowings and the sale of common stock to provide cash to finance our operations. We believe that we will need to raise additional capital in 2014 to sustain our operations. We plan to seek additional equity and debt financing to provide funding for operations.

In May 2014 Airtronic repaid our Bridge Loans to them.  In June 2014 we acquired all of the membership interest in North American Custom Specialty Vehicles, LLC (“NACSV”)  for $1,000,000 in cash at closing, $200,00 in shares of our common tock and additional consideration of up to $2.4 million payable either in cash or in shares of our common stock in the future as described in the Equity Purchase Agreement attached hereto as Exhibit 2.5.  Established in 1997, NACSV initially provided off-the-shelf RV vehicles with Satellite phone installations for Insurance Companies’ use for post disaster administration for mobile claim centers.  In 2002, in response to a FEMA request, NACSV began to develop the first Mobile Command Centers. As a result, NACSV has developed a strong reputation not only for quality units but also for quality service.  NACSV’s CEO was a co-author of the National Incident Management System (NIMS) Standards for all Mobile Communications Vehicles purchased using Federal Grant monies. NIMS standards range from Type I through Type IV. The Company specializes in Type I & II, however provides additional Emergency Response Vehicles for HazMat, Chemical, Biological, Radiological, Nuclear and Enhanced Conventional Weapons as well as other vehicles designed for specific medical uses.

Our business plan is to acquire between 5 and six companies by the end of December 2015.  We are in the process of identifying companies that provide services and equipment to law enforcement and federal agencies, engineering services and OEM design that will enable us to simulate and analyze prospective inventions and designs prior to making a commitment to license or acquire technology, interoperable communications businesses which combine radio, phones, computers, VoIP and video assets within one interface for local, state and federal agencies, and a satellite network communications company.  We expect that to complete the acquisitions we will need to raise or borrow, through a combination of equity and or debt offerings approximately $70 million to complete these targeted acquisitions.  There can be no assurance however, that management will be successful in identifying and closing these acquisitions, or that the Company will be successful in raising the capital it needs to complete the acquisitions.

Off-Balance Sheet Arrangements

Since our inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

BUSINESS

Unless the context provides otherwise, when we refer to the “Company,” “we,” “our,” or “us” in this Prospectus, we are referring to Global Digital Solutions, Inc., a New Jersey corporation and, where applicable, its wholly-owned subsidiaries.

Overview
We were incorporated in New Jersey as Creative Beauty Supply, Inc. (“Creative”) in August 1995.  In March 2004, Creative acquired Global Digital Solutions, Inc., a Delaware corporation ("Global”). The merger was treated as a recapitalization of Global, and Creative changed its name to Global Digital Solutions, Inc., Global provided structured cabling design, installation and maintenance for leading information technology companies, federal, state and local government, major businesses, educational institutions, and telecommunication companies. Our mission was to target the United States government contract marketplace for audio and video services.. Due to capital constraints, our operations team focused mainly in Northern California. On May 1, 2012, we made the decision to wind down our operations in the telecommunications area and to refocus our efforts in the area of cyber arms technology and complementary security and technology solutions.  We completed the wind down our telecommunications operations in June 2014.  As discussed below, from August 2012 through November 2013 we were actively involved in managing Airtronic USA, Inc., and in June 2014 we acquired North American Custom Specialty Vehicles, LLC (“NACSV”).

Implications of Being an Emerging Growth Company
We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act.  As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;
•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;
•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and
•	Reduced disclosure of financial information in this prospectus, including two years of audited financial information.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission, or if we issue more than $1.0 billion of non-convertible debt over a three-year-period.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have irrevocably chosen to "opt out" of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies..

Our Strategy
We believe that technological convergence is the future in the cyber/smart arms arena and we’re eager to leverage our management’s history by helping companies that combine with us navigate the transition from analog to digital.  Our management has a history of building fast-growing companies through acquisitions and internal growth. The GDSI management team previously executed a private-to-public company roll-up at Applied Digital Solutions, Inc. totaling some 42 acquisitions and growing annual revenue from $1 million to over $350 million over eight years.

Our growth plan is a unique combination of experience, technological innovation and global reach.  To implement it we will:

•	Identify, target, and acquire profitable businesses with proven and established track records of serving Government, Law Enforcement Agencies, and related Corporate Customers.
•	Aggregate and integrate Product, Service and Technology providers serving this defined customer base.
•	Integrate the significant customer relationships developed from each business to cross sell products and services and expand the GDSI presence within the Industry.
•	Become a Facilitator in the “Analog to Digital” shift in the Defense and Intelligence Marketplace over the balance of this decade.

Our business plan is to acquire between 5 and six companies by the end of December 2015.  We are in the process of identifying companies that provide services and equipment to law enforcement and federal agencies, engineering services and OEM design that will enable us to simulate and analyze prospective inventions and designs prior to making a commitment to license or acquire technology, interoperable communications businesses which combine radio, phones, computers, VoIP and video assets within one interface for local, state and federal agencies, and a satellite network communications company.  We expect that to complete the acquisitions we will need to raise or borrow, through a combination of equity and or debt offerings approximately $70 million to complete these targeted acquisitions.  There can be no assurance however, that management will be successful in identifying and closing these acquisitions, or that the Company will be successful in raising the capital it needs to complete the acquisitions.

Cool Sound Industries
In August 2013 we announced that we had entered into a letter of intent to acquire Cool Sound Industries, Inc. with the intent of developing their technology for use in both commercial and defense related projects. After exhaustive studies both internally and by external consultants, we concluded, in the first quarter of 2014, that the technology would not accomplish what we had envisioned.

Proprietary Technology - Gatekeeper
While at Applied Digital Solutions, Inc., Richard J. Sullivan, our Chairman and CEO, oversaw the production and development of an operational combination of bio-sensor technology and Web-enabled wireless telecommunications linked to GPS location-tracking systems.  GDSI will continue application of this technology and expand it to build more secure and safer weapons by applying modern Radio Frequency Identification (RFID) technology, wireless and satellite technology to improve the reliability of weapons and ammunition available in the battlefield. We call this Gatekeeper. GDSI’s Gatekeeper is a suite of technology-enhanced services that when fully developed will offer digital, web-based, small arms safety and security solutions for commercial and military-related markets. Gatekeeper’s encrypted digital locking device, secure online tracking feature and cloud-enabled databases will address growing needs of customers in a multibillion-dollar, global marketplace.

Gatekeeper will provide commercial and military customers with three essential safety and security benefits:

●	Secure, real-time online tracking via encrypted, cloud-enabled databases
●	Encrypted, password-protected, digital, trigger-locking capability
●	Gatekeeper is a reverse-engineered aftermarket option intended to be purchased at gun and outfitter dealers worldwide.

Acquisition and Disposition of Bronco Communications, LLC
On January 1, 2012, we acquired a 51% stake in Bronco Communications, LLC, (“Bronco”) a Nevada-California regional telecommunications subcontractor located in Folsom, CA in consideration for 4,289,029 shares of our restricted common stock valued at $0.035 per share, or $150,116, the fair market value of our common stock on the date the agreement was made. One of our directors and executive officer owns a 10% membership interest in Bronco. On October 15, 2012, we entered into an Amendment to the Purchase Agreement, in which we agreed to relinquish control of Bronco to its minority shareholders effective as of January 1, 2013, in consideration for the assumption of Bronco’s liabilities. Thus, as of January 1, 2013, we no longer held any interest in Bronco. The foregoing description of the acquisition and disposition of Bronco does not purport to be complete and is qualified in its entirety by reference to the complete text of the (i) Purchase Agreement, which is filed as Exhibit 2.1 hereto, and (ii) the Amendment to Purchase Agreement, which is filed as Exhibit 2.2 hereto, each of which is incorporated herein by reference.

Formation of subsidiaries
In December 2012 we incorporated GDSI Florida LLC, and in January 2013 we incorporated Global Digital Solutions, LLC, both Florida limited liability companies. In November 2013, we incorporated GDSI Acquisition Corporation, a Delaware corporation. We pay administrative expense for our Florida office through GDSI Florida LLC; it has no other business operations.  On June 16, 2014, we and GDSI Acquisition Corporation acquired NACSV.  In July 2014, we announced the formation of GDSI International and are in the process of changing the name of Global Digital Solutions, LLC to GDSI International which, under the leadership of Stephen L. Norris, its newly appointed CEO, will spearhead our efforts overseas.

Acquisition of North American Custom Specialty Vehicles, LLC.
On June 16, 2014, we and our wholly owned subsidiary, GDSI Acquisition Corporation, a Delaware corporation (“Buyer”), entered into an Equity Purchase Agreement (“EPA”) with Brian A. Dekle and John Ramsey (collectively, “Sellers”) and North American Custom Specialty Vehicles, LLC, an Alabama limited liability company (“NACSV”), pursuant to which Buyer purchased all of Sellers’ membership interests in NACSV for total consideration of up to $3.6 million (the “Acquisition”) with (a) $1.2 million payable at closing as follows: (i) a cash payment of $1.0 million and (ii) 645,161 shares of GDSI’s restricted common stock valued at $0.31 per share, or $200,000 in the aggregate, (b) up to $2.4 million of additional post-closing contingent consideration as certain milestones are met as set forth in the EPA through December 31, 2017, and (c) a post closing date purchase price adjustment of the excess, if any, of the total value of closing date audited assets of NACSV over $1.2 million. NACSV specializes in building mobile command/communications and specialty vehicles for emergency management, first responders, national security and law enforcement operations.  The foregoing description of the acquisition of NACSV does not purport to be complete and is qualified in its entirety by reference to the complete text of the EPA which is filed as Exhibit 2.5 hereto and which is incorporated herein by reference.

Airtronic USA, Inc.
On October 22, 2012, we entered into an Agreement of Merger and Plan of Reorganization (“Merger Agreement”) to acquire 70% of Airtronic USA, Inc. (“Airtronic”), a debtor in possession under chapter 11 of the Bankruptcy Code in a case pending in the US Bankruptcy Court for the Northern District of Illinois, Eastern Division (the “Court”) once Airtronic successfully reorganized and emerged from bankruptcy (the “Merger”). During the period from October 2012 through November 2013, GDSI was actively involved in the day to da management of Airtronic pending the completion of the Merger.

Contemporaneously, on October 22, 2012, we entered into a Debtor In Possession Note Purchase Agreement (“Bridge Loan”) with Airtronic. We agreed to lend Airtronic a maximum of $2,000,000, with an initial advance of $750,000 evidenced by an 8¼% Secured Promissory Note made by Airtronic in favor of the Company (the “Original Note”) and a Security Agreement pledging all of Airtronic’s assets. As of December 31, 2012 we had not advanced any funds to Airtronic under the Bridge Loan and Original Note. The Original Note bears interest at 8¼% per annum, and, unless an event of default shall have previously occurred and be continuing, the full amount of principal and accrued interest under the note shall be due and payable on the consummation of Airtronic’s plan of reorganization.  In March 2013, the Company and Airtronic amended the Bridge Loan to provide for a maximum advance of up to $700,000 in accordance with draws submitted by Airtronic and approved by the Company in accordance with the budget set forth in the amendment.  On June 26, 2013, we agreed to a second modification of the Bridge Loan agreement with Airtronic, and agreed to loan Airtronic up to an additional $550,000 under the Bridge Loan.  On August 5, 2013, we entered into the Second Bridge Loan Modification and Ratification Agreement, received a new 8¼% secured promissory note in principal amount of $550,000 (the “Second Note”), and entered into a Security Agreement with the CEO of Airtronic, which granted a security interest in certain intellectual property for patent-pending applications and trademarks that were registered in the CEO’s name.  On October 10, 2013, we entered into a third modification of the Bridge Loan Agreement, and agreed to loan Airtronic up to an additional $200,000. On October 10, 2013, we entered into the Third Bridge Loan Modification and Ratification Agreement, and received a new 8¼% secured promissory note for $200,000 (the “Third Note”).

On October 2, 2013, Airtronic’s amended plan of reorganization (the “Plan”) was confirmed by the Court, but the Plan was never substantially consummated and has now been terminated.  Under the terms of the Plan, Airtronic needed to close the Merger with the Company within 60 days following the confirmation date, i.e., on or before December 2, 2013, to obtain the funds necessary to pay its creditors in accordance with the Plan.  Nevertheless, Airtronic refused to close the Merger with the Company on or before December 2, 2013, and as a result the Plan terminated and the reorganized Airtronic re-vested in the bankruptcy estate of Airtronic as debtor in possession.

On March 31, 2014, Airtronic filed a First Amended Modified Plan of Reorganization (“First Modified Plan”) which  was confirmed on April 28, 2014.  On May 14, 2014 Airtronic repaid the Original Note, the Second Note and the Third Note together with all accrued interest thereon.

GDSI is still involved in a dispute with Airtronic over the recovery of its “Lenders Expenses” as set forth in the Bridge Loan. At the time the First Modified Plan was confirmed, Airtronic was required to set aside the sum of $451,332.74 in a separate Escrow account pending the hearing of GDSI’s motion for allowance and payment of these claims.  GDSI filed an Amended Motion on June 2, 2014 consolidating its claims, in a revised amount of $567,806.27.  Airtronic filed their objection on June 30, 2014, and GDSI filed its response thereto on July 22, 2014. A hearing is scheduled for July 29, 2014.

Convertible Note Payable
In December 2012, we entered into a Promissory Note Purchase Agreement, under which Gabriel a De Los Reyes (the “Lender”) agree to lend us $750,000 evidenced by a secured promissory note (the “Note”) and a Security Agreement. The Note bears interest at 8¼%, is secured by all of our assets and had a maturity date of May 1, 2013.  In connection with the loan, we issued to the Lender a warrant to acquire 3,000,000 shares of our common stock at an exercise price of $0.15, exercisable for a period of three years (the “Warrant”).

On May 6, 2013, the Company and the Lender entered into an amendment (the “Amendment”) which:

(1)	Extended the Note’s maturity date to July 1, 2013;
(2)	Provided that on or before the maturity date, we may elect to convert the Note into 3,000,000 shares of our common stock at a conversion price of $0.25; and
(3)	Reduced the exercise price of the Warrant from $0.15 to $0.10.

On July 1, 2013, the Lender converted the Note into 3,000,000 shares of our restricted common stock. On December 18, 2013, the Lender partially exercised the Warrant and we issued 1,250,000 shares of our restricted common stock in consideration for $125,000.

Increase in Authorized Share Capital
On July 7, 2014, we filed a Certificate of Amendment to Certificate of Incorporation, a copy of which is attached hereto as Exhibit 3.5, to increase the number of our authorized shares of capital stock from 185,000,000 shares to 485,000,000 shares, divided into two classes: 450,000,000 shares of common stock, par value $0.001 per share (the “Common stock”), and 35,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Placement Agent Agreement
On October 16, 2013 we entered into a six-month exclusive placement agent agreement with Midtown Partners & Co LLC (“Midtown”), in connection with the private placement of the Company’s securities.  On April 16, 2014, we agreed to extend the term through October 16, 2014.  We agreed to pay Midtown the following fees for services to be rendered:

(a)         A non-refundable retainer fee of twenty-five thousand dollars ($25,000.00) and a three year warrant to purchase one million (1,000,000) shares of the Company's restricted common stock at $1.00.

(b)         a placement fee equal to eight percent (8%) of the gross purchase price paid for the Securities, payable in full, in cash, at a Closing for the sale of any of the Securities.

(c)         at each Closing, the Company shall issue to Midtown, or its permitted assigns, warrants (the “PA Warrants”) to purchase that number of shares of common stock of the Company equal to eight percent (8%) of the sum of (i) the number of shares of common stock of the Company issued at each such Closing or in the event of a convertible or equity linked security, the number of shares of common stock issuable by the Company upon exercise or conversion of any and all convertible or equity linked securities issued at each such Closing (including, but not limited to, all convertible promissory notes, convertible preferred stock and all series of warrants). The PA Warrants shall be transferable by Midtown to its representatives and agents at Closing, and have the same terms and conditions of the warrants issued to the Investors.

The foregoing description of the placement agent agreement with Midtown does not purport to be complete and is qualified in its entirety by reference to the complete text of the placement agent agreement and the addendum, copies of which are filed as Exhibit 10.17 and 10.18 hereto and which are incorporated herein by reference.

Executive Offices
Our executive officers are located at 777 South Flagler Drive, Suite 800 West, West Palm Beach, FL 33410 and our telephone number is 561-515-6163.  Our executive office is a virtual office which means that our executives each work from their home offices, but utilize this facility for meetings and conferences, and telephone and message support.  A copy of the Online Virtual Office Agreement is attached hereto as Exhibit 10.

Patents, Trademarks, and Licenses
We do not own any patents or trademarks and we have not entered into any license agreements.

Environmental Laws and Regulation
In the future we expect that we will be subject to various federal, state, local, provincial and foreign laws and regulations governing the protection of human health and the environment.  In 2013, we did not make any significant capital expenditures for equipment required by environmental laws and regulations.

Available Information
The Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), are filed with the U.S. Securities and Exchange Commission (the “SEC”). Such reports and other information filed by the Company with the SEC are available free of charge on the Company’s website at www.gdsi.co when such reports are available on the SEC website. The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of these websites are not incorporated into this filing or any registration statement that incorporates this Form 10-K by reference. Further, the Company’s references to the URLs for these websites are intended to be inactive textual references only.

Employees
As of December 31, 2013, we employed four full-time employees.  We also use professionals on an as-needed basis. We have no collective bargaining agreements and believe our relations with our employees are good.

MANAGEMENT

Our Officers and Directors are as follows:

Name	Title
Richard J. Sullivan	Director, Chairman, President, Chief Executive Officer and Assistant Secretary
Stephen L. Norris	Director, Vice Chairman, CEO GDSI International
Arthur F. Noterman	Director
Stephanie S. Sullivan	Director
William J. Delgado	Director, Executive Vice President
David A. Loppert	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Gary A. Gray	Vice President, Chief Technology Officer

Richard J. Sullivan (age 74) was elected a director and appointed Chairman, CEO, President and assistant secretary on August 12, 2013.  Prior thereto, from May 2012 through August 2013 Mr. Sullivan served as a consultant to the Company. Mr. Sullivan is responsible for the Company’s strategy, leadership and day-to-day operational activities.  Mr. Sullivan founded and since 1993 has served as Chairman and CEO of Solutions, Inc. and World Capital Markets, Inc., a both private investment banking companies that specializes in advising corporations on acquiring other business entities and assisting owners and management who are considering selling all or part of their business.  Mr. Sullivan founded and from 1993 to 2003 served as Chairman and Chief Executive Officer of Applied Digital Solutions, Inc., a Nasdaq listed technology company that spawned two other listed companies of which he was Chairman of the Board: Digital Angel Corporation (AMEX) and VeriChip Corporation (Nasdaq). Mr. Sullivan is an “Entrepreneur in Residence” with Accretive Exit Partners, LLC whose business is taking positions in mid-stage private companies, replacing financing partners who wish to divest themselves of their equity share of those businesses.  He is also co-founder of Vox Equity Partners, LLC, a specialized private equity fund manager that has been purchasing bank private equity portfolio investments since 2006.  Management believes that Mr. Sullivan’s many years as Chairman and CEO of public companies qualifies him for his positions with the Company.

Stephen L. Norris (age 64) was elected a director and CEO of GDSI International on July 2, 2014 and appointed Vice Chairman on July 7, 2014.  Currently serving as Chairman of Stephen Norris Capital Partners, LLC, Mr. Norris has substantial expertise in structuring, negotiating and implementing leveraged buy-outs, cash-flow-based investments and financing strategies in the public and private capital markets.  Mr. Norris is one of five co-founders of the Carlyle Group, a major merchant bank based in Washington, D.C.  From 1988-1997, Mr. Norris served as Carlyle's President.  He was a principal participant and key advisor in Carlyle's numerous investments in various public and private companies.  While at Carlyle, Mr. Norris, along with other senior members of the Carlyle team, participated in the acquisition, disposition, strategic focusing and financing (in public and private markets) of numerous companies involving several billion dollars of equity capital.  Carlyle invested in leveraged buyouts (LBOs), venture capital (particularly telecommunications and wireless companies in the pre-Internet days), and real estate.  Today, Carlyle is one of the largest and most successful private equity firms in the world.  Prior to co-founding Carlyle, Mr. Norris was a Corporate Vice President of Marriott Corporation in Washington, D.C. He was a principal strategist and advisor for Marriott's substantial public and private financings, limited partnerships, acquisitions and divestitures from 1981 to mid-1987.  In 1992, Mr. Norris was appointed by President George Bush, and confirmed by the U.S. Senate, as one of the five board members of the approximately (at the time) $68 billion Federal Retirement Thrift Investment Board. During his tenure (1992-1995), Mr. Norris successfully advocated for the right of Federal employees to allocate a greater portion of their savings into public equities.  Until late 1996, Mr. Norris served on the Advisory Committee of SEAG, Inc. which advises the Saudi Government on economic development and diversification within the Kingdom of Saudi Arabia. Mr. Norris was a Fellow at Yale Law School (1977) and received a B.S. and J.D. (1972, 1975) with honors from the University of Alabama, and an L.L.M. from New York University (1976). Management believes that Mr. Norris’ past experience qualifies him for his positions with the Company.

Arthur F. Noterman (age 71) was appointed to our Board on August 12, 2014.  Mr. Noterman is a Chartered Life Underwriter. Mr. Noterman has owned an investment and insurance business for over 40 years located in Massachusetts and is a registered FINRA Broker affiliated with a Cincinnati, Ohio Broker/ Dealer.  Mr. Noterman served on the Board of Directors of Applied Digital Solutions Inc. from 1997 to 2003, serving on the Audit and Compensation Committees.  Mr. Noterman attended Northeastern University, Boston, MA from 1965-1975 and obtained the Chartered Life Underwriter Professional Designation in 1979 from The American College, Bryn Mawr, Pennsylvania.  Management believes that Mr. Noterman’s many years as a director of public companies, his financial background, and his many years serving on audit and compensation committees uniquely qualifies him for his position as a director of the Company.

Stephanie C. Sullivan (age 25) was appointed to our Board on August 12, 2014. Ms. Sullivan is a business entrepreneur and has served, since May 2011, as financial manager at Alexis Miami, a privately held upscale women’s fashion designer and manufacturer.   Ms. Sullivan graduated from the University of Miami in May 2011 with a Bachelor of Arts in Business Administration. Management believes that Ms. Sullivan’s marketing and financial background bring a new and young approach that the Board will benefit from.

William J. Delgado (age 54) has served as our President, Chief Executive Officer and Chief Financial Officer from August 2004 to August 2013. Effective August 12, 2013, Mr. Delgado assumed the position of Executive Vice President, and is responsible, along with Mr. Sullivan, for business development. Mr. Delgado has over 33 years of management experience including strategic planning, feasibility studies, economic analysis, design engineering, network planning, construction and maintenance. He began his career with Pacific Telephone in the Outside Plant Construction. He moved to the network engineering group and concluded his career at Pacific Bell as the Chief Budget Analyst for the Northern California region. Mr. Delgado founded All Star Telecom in late 1991, specializing in OSP construction and engineering and systems cabling. All Star Telecom was sold to International FiberCom in April of 1999. After leaving International FiberCom in 2002, Mr. Delgado became President/CEO of Pacific Comtel in San Diego, California. After the Company acquired Pacific Comtel in 2004, Mr. Delgado became Director, President, CEO and CFO of the Company. Management believes that Mr. Delgado’s many years of business experience uniquely qualifies him for his positions with the Company.

David A. Loppert (age 59) was appointed Executive Vice President, CFO, Treasurer and Secretary on August 12, 2013. From October 2012 through August 2013 Mr. Loppert served as a consultant to the Company. Mr. Loppert is responsible for the Company’s finance and administrative functions. He is a financial executive with over 30 years experience. He previously served as chief financial officer, secretary and treasurer of rVue Holdings, Inc. (OTCQB: RVUE), from May 2010 until June 2012.  Prior thereto he served as Argo Digital Solutions, Inc.’s senior vice president from March 2009 through January 2010, and from March 2010 through May 2010.  He was formerly a director, executive vice president and chief financial officer of Surgical Outcome Support, Inc. from August 2006 through March 2009. From October 2003 through July 2006 he was an independent financial consultant to public and private companies.  From June 2001 until September 2003, he was a vice president and director of QSGI Inc. (OTCBB: QSGI). From February 1997 through December 2000, he was vice president, chief financial officer and assistant secretary of Applied Digital Solutions, Inc. (NASDAQ: DIGA) and also served as chief executive officer of SysComm International Corporation, (NASDAQ: SYCM) a network and systems integrator, and an affiliate of Applied Digital.  Mr. Loppert began his financial career with Price Waterhouse, an international accounting firm, in 1978 in Johannesburg, South Africa, before moving to its Los Angeles Office in 1980 where over time he became a senior manager. Mr. Loppert earned bachelor's degrees in commerce in 1978 and in accounting in 1980, and a higher diploma in accounting in 1980, all from the University of the Witwatersrand, Johannesburg, South Africa, and was designated a Chartered Accountant (South Africa) in 1980.

Gary A. Grey (age 62) was appointed Vice President and Chief Technology Officer on August 12, 2013. From May 2012 through August 2013 Mr. Gray served as a consultant to the Company. Mr. Gray was most recently President of Digital Angel Wireless and Software, Riverside, CA, a company that designed and built GPS/wireless systems for parole and probation tracking.  Mr. Gray is past President of Applied Digital Solutions, Inc., Delray Beach, Florida (NASDAQ: DIGA) and was President of three divisions of the company: ADS Software, Springfield, MO, Atlantic Systems, Wall Township, NJ and Thermo Life Energy Corp., Riverside, CA.  ADS Software provided custom-developed manufacturing and wholesale distribution software, Atlantic Systems provides in-store register and accounting systems for retail stores and Thermo Life is a laboratory specializing in thin-film, renewable energy devices.  Mr. Gray was Vice president of Verichip, Inc., (NASDAQ: CHIP) a company affiliated with Applied Digital.  Mr. Gray was previously National Sales Manager for CAD/CAM company Point Control Corporation, Eugene, Oregon.  Point Control’s SmartCAM Computer-Aided Manufacturing software has been installed at 12,000 locations in 67 countries.  Previously, Mr. Gray was the principal developer of a comprehensive Manufacturing Resource Planning (MRP) software system, one of the first available for the then-newly-introduced 32-bit Digital Equipment Corporation Vax computer platform.  The system was installed at approx. 150 locations and several Fortune 1000 companies. The company, White Hat Systems, Woburn, MA, was later sold to Pacific Telesis.  Mr. Gray has participated in merger and acquisition activities with Richard Sullivan since 1985. He received a bachelor degree in physics from Hope College, Holland, Michigan in 1974.

Neither Mr. Norris, Mr. Noterman nor Ms. Sullivan have been involved in any transaction with the Company that would require disclosure under Item 404(a) of the Regulation S-K.

Our Board has determined that Messrs. Norris and Noterman are independent under the NASDAQ Stock Market Listing Rules.

In December 2012 we entered into an agreement with an investor to lend us $750,000. As part of that agreement, Bay Acquisition LLC, an entity controlled by Richard J. Sullivan, a director and officer of the Company, agreed to pledge certain collateral as additional security for the loan.  In consideration for this pledge of collateral, we agreed to issue to Bay Acquisition LLC 3,000,000 shares of our restricted common stock valued at $360,000.
On January 1, 2012, we acquired a 51% stake in Bronco Communications, LLC, (“Bronco”) a Nevada-California regional telecommunications subcontractor located in Folsom, CA in consideration for 4,289,029 shares of our restricted common stock valued at $0.035 per share, or $150,116. William J. Delgado, a director and officer of the Company, owns a 10% membership interest in Bronco. On October 15, 2012, we entered into an Amendment to Purchase Agreement, and we agreed to relinquish control of Bronco to its minority shareholders effective as of January 1, 2013, in consideration for the assumption of liabilities. Thus, at January 1, 2013, we no longer have an interest in Bronco.

In January 2013, we granted Richard J. Sullivan and David A. Loppert restricted stock grants of 3,000,000 and 5,000,000 shares of common stock, respectively for services rendered to the Company in negotiating the Bridge Loan and for Mr. Loppert’s work with Airtronic in structuring the DIP loan to it.  3 million of the shares to Mr. Sullivan and Mr. Loppert vested upon the funding of the $750,000 Bridge Loan to the Company to provide the initial DIP loan to Airtronic and an additional 2 million shares to Mr. Loppert vested at the time that the bankruptcy court approved the Bridge Loan Modification and Ratification Agreement between the Company and Airtronic. In June 2013, we granted Richard J. Sullivan, David A. Loppert, William J. Delgado and Gary A. Gray restricted stock grants of 10,000,000, 3,000,000, 1,000,000 and 1,000,000 shares of common stock, respectively. The grants were fully vested in January 2014. The shares were valued at $0.12 to $0.26 per share.

Effective as of July 7, 2014 we agreed to grant Stephen L. Norris, Chairman and CEO of our wholly owned subsidiary, GDSI International 12 million Restricted Stock Units (RSU’s”) convertible into 12 million shares of our common stock.  The RSU’s will vest in 3 equal installments commencing June 30, 2015 based on minimum revenue goals (which have not yet been established) for GDSI International.  The RSU agreement will provide that if the minimum annual revenue goal is not met in a given year, the revenue achieved year-to-date will be reset and that year's shares will be carried forward to the next year.

Neither Mr. Norris, Mr. Noterman, Mr. Delgado nor Mr. Loppert has any family relationship with any officer or director of the Company. Stephanie C. Sullivan is the daughter of Richard J. Sullivan.

A vacancy on our board of directors may be filled by the vote of a majority of the directors holding office. All directors hold office for one-year terms and until the election and qualification of their successors. Officers are appointed by the board of directors and serve at the discretion of the board.

Director or Officer Involvement in Certain Legal Proceedings

Our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years.

Directors’ and Officers’ Liability Insurance

We maintain directors' and officers' liability insurance insuring our directors and officers against liability for acts or omissions in their capacities as directors or officers, subject to certain exclusions.  Such insurance also insures us against losses which we may incur in indemnifying our officers and directors.  In addition, we have entered into indemnification agreements with key officers, directors and consultants, and such persons shall also have indemnification rights under applicable laws, and our Certificate of Incorporation and Bylaws.

Corporate Governance

Board Responsibilities and Structure
The Board oversees, counsels, and directs management in the long-term interest of GDSI and its shareholders. The Board’s responsibilities include establishing broad corporate policies and reviewing the overall performance of GDSI. The Board is not, however, involved in the operating details on a day-to-day basis.

Board Committees
We intend to appoint such persons to the Board and committees of the Board as are expected to be required to meet the corporate governance requirements imposed by a national securities exchange, although we are not required to comply with such requirements until we elect to seek listing on a national securities exchange. We intend to appoint directors in the future so that a majority of our directors will be independent directors, of which at least one director will qualify as an “audit committee financial expert,” within the meaning of Item 407(d)(5) of Regulation S-K, as promulgated by the SEC. We have not appointed an audit committee, compensation committee, or nominating committee although we expect to do so in the near future.

Code of Ethics
Our Board has approved, and we have adopted, a Code of Conduct and Ethics that applies to all of our directors, officers, employees, consultants and agents. We will provide a copy of the Code of Conduct and Ethics free of charge upon request to any person submitting a written request to our chief executive officer.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members as well as a particular nominee’s contributions to that mix.  Although there are many other factors, the Board seeks individuals with experience on public company boards as well as experience with advertising, marketing, legal and accounting skills.

Board Assessment of Risk

Our risk management function is overseen by our Board.  Through our policies, our Code of Conduct and Ethics and our Board’s review of financial and other risks, our management keeps our Board apprised of material risks and provides our directors access to all information necessary for them to understand and evaluate how these risks interrelate, how they affect the Company, and how management addresses those risks.  Mr. Sullivan, a director and our chief executive officer, and Mr. Loppert, our chief financial officer, work closely together with the Board once material risks are identified on how to best address such risk.  If the identified risk poses an actual or potential conflict with management, our independent director may conduct the assessment. Presently, the primary risks affecting GDSI include our ability to close acquisitions and raise sufficient capital to scale our business. The Board focuses on these key risks and interfaces with management on seeking solutions.

Advisory Board
Our advisory board, which advises senior management, consists of the following individuals:

Edwin J. Wang	Chairman, Advisory Board
Jennifer S. Carroll	Advisor
Matthew K. Kelley	Advisor
Richard J. Feldman	Advisor
Thomas W. Janes	Advisor

Edwin J. Wang is the Founder and Senior Managing Director of Accretive Exit Partners and Accretive Capital, Boston, MA.  Mr. Wang draws from over 20 years of experience in private equity, principal investing and cross border merchant banking. He is the founder of Accretive Capital.  From 2002 to 2007, while at predecessor firm Asymmetry Capital LLC, Mr. Wang led the financial restructuring and liquidation of $450MM in distressed private equity portfolio assets and monetized value-added liquidity creation in excess of $200MM. These accomplishments were chronicled in two Harvard Business School case studies and other publications, including The Deal Magazine. These accomplishments were chronicled in two Harvard Business School case studies and other publications, including The Deal Magazine.  Previously, during an eight-year investment banking career, Mr. Wang led the development of Non-Japan Asia business at Credit Suisse First Boston. He began his career in financial services as an Associate in the Capital Markets Group at Lehman Brothers.  Mr. Wang earned his B.A. degree in Economics from Columbia University and was a Visiting Fellow in Finance at the MIT Sloan School of Management under the supervision of the late Nobel laureate, Dr. Franco Modigliani. Richard J. Sullivan, our Chairman and CEO, is an “Entrepreneur in Residence, at Accretive Exit Partners.

Jennifer S Carroll was Florida’s 18th Lieutenant Governor. She was the first female elected as Lieutenant Governor in Florida and the first African-American elected Statewide. Ms. Carroll was a state legislator for over seven years, a small business owner, former Executive Director of Florida Department of Veterans’ Affairs responsible for over 1.8 million veterans and a Navy veteran. In addition to her duties assisting the Governor with economic development, Ms. Carroll oversaw the Florida Department of Military Affairs, Florida Department of Veterans Affairs, and was Chairperson of Space Florida. Ms. Carroll She was also the Governor’s Designee on the Florida Defense Support Task Force, and Chairperson on the Governor’s Task Force on Citizen Safety and Protection. As a legislator, Ms. Carroll worked to pass meaningful legislation that enhanced economic development, which included procuring $2.9 million to fund the Florida Export Finance Corporation to help employers have access to short term loans in order to retain and create jobs. She sponsored the Entertainment Economic Development Legislation that created thousands of jobs for Floridians who were paid over $485 million in wages. Ms. Carroll also served as Deputy Majority Leader from 2003-2004, Majority Whip from 2004-2006, Vice Chair of the Transportation and Economic Development Committee 2003-2004, Chair of the Finance Committee from 2006-2008 and Chair of the Economic and Development Council from 2008-2010.  Ms. Carroll holds an MBA degree from St. Leo University.

Matthew Kelley is the founder of Vox Equity Partners, LLC, a specialized private equity firm created to manage constructed, primarily bank (LP) owned, venture capital and private equity investments. Vox Equity Partners was initially formed to manage the assets of a constructed fund in 2007. The firm continued to acquire the assets of three other funds. Vox Equity Partners is capitalized to participate in follow-on investments in promising underlying opportunities in the portfolio in order to maximize exit value.  From February 2001 through May 2006 Mr. Kelley was a Partner at Accretive Capital, and from October 1997 through October 2000 Matt was Director of Private Equity at MB Capital, a mezzanine capital fund management.  Mr. Kelley has an AB in Political Science and Government from Dartmouth College (1987 – 1991), and an MS in Accounting and an MBA, both from Northeastern University (1993 – 1997).  Richard J. Sullivan, our Chairman and CEO, is a co-founder of Vox.

Richard J. Feldman is an attorney specializing in public affairs and is among the top public affairs consultants. A former Reagan White House appointee at the Commerce Department, he later became the regional political director for the National Rifle Association.  From 1991-1999, Mr. Feldman served as Executive Director of the American Shooting Sports Council (ASSC).  In his role as chief lobbyist and spokesman for the firearm industry’s national trade association, Mr. Feldman formulated and implemented national litigation strategy and forged collaborative relationships with regulatory and law enforcement agencies. He is the author of RICOCHET: Confessions of a Gun Lobbyist, published by John Wiley & Sons in 2007. Since 2004, Mr. Feldman has served as the founder and CEO of MLS Communication, LLC, a public relations and political consulting firm.  For more information, visit www.MLSCommunication.com. He also serves as President and CEO of the Independent Firearm Owners Association.  A member of the Washington, DC, bar, Mr. Feldman earned his law degree at Vermont Law School and his BA degree from Union College (NY).

Thomas W. Janes has a 25-year track record of working with management teams in the middle market. Prior to founding Kerry Capital Advisors, he was a Managing Director of Lincolnshire and head of Lincolnshire's Boston Office, where he started in 2003. Mr. Janes has served as a member of the Board of Directors of the following Lincolnshire portfolio companies: Cutters Wireline Services, Inc., Dalbo Holdings, Inc., and Paddock Pool and Construction, Inc.  Prior to Lincolnshire, Mr. Janes was a co-founder and Managing Director of Triumph Capital Group, where he served as a senior member of a private equity team that successfully sourced and managed approximately $900 million in private equity capital. During his tenure at Triumph Capital, he led numerous investments in middle market companies in a variety of recapitalization, growth financing, leveraged buyout, and consolidation transactions, and served as a Board member of several Triumph portfolio companies. Prior to co-founding Triumph Capital, he was an investment banker at Drexel Burnham, First Boston, and Lazard Freres & Co., where he led numerous corporate finance and merger and acquisition transactions. Early in his career, Mr. Janes worked as a consultant in Bain and Co.'s Boston and London offices. Mr. Janes has served on the Boards of numerous private companies and the following public companies: Alarmguard Holdings, Inc., Ascent Pediatrics, Inc., CAPE Systems, Inc., DairyMart Convenience Stores, Inc., and Providence Health Care, Inc. Mr. Janes had held a National Association of Securities Dealers Register Principal (Series 24) and Register Representative (Series 7) designation and a Massachusetts Uniform Securities Agent (Series 63).  He has served on the Board of Directors of the Harvard Business School Association of Boston, The Boston University School of Public Health and The Arthritis Foundation of Massachusetts, as well as a member of numerous professional organizations. He has been a frequent speaker at private equity and financial management conferences. Mr. Janes has served as an alumni representative to the Advisory Committee on Shareholder Responsibility (which advises the Harvard Corporation with respect to certain proxy issues) and is a member of the Board of Directors of many charitable organizations. A frequent speaker at industry events, including commenting on private equity issues at the annual Chicago Federal Reserve Forum, he has written more than 100 articles for such publications as The New York Times, The New York Times Annual Economic Review, The Boston Globe and The World Paper. He has an AB degree with honors from Harvard College and MBA from Harvard Business School.

Advisory Board Compensation
In order to align the advisors with the interest of the stakeholders of the Company, the Board has granted the advisors restricted stock awards which vest over a period of 12 – 24 months and which are forfeited if the advisor is no longer and advisor on the anniversary of the advisory award, as follows:.

Name	Date of Grant	Number of Shares	Vest from	Vest To

Edwin J. Wang	4/17/13	1,250,000	4/30/13	3/31/14
	4/17/13	1,250,000	2/28/14	1/31/15
	2/4/14	1,500,000	2/4/14	1/31/15

Jennifer S. Carroll	4/17/13	1,250,000	4/30/13	3/31/14
	4/17/13	1,250,000	2/28/14	1/31/15

Mathew Kelley	4/17/13	1,250,000	4/30/13	3/31/14
	4/17/13	1,250,000	2/28/14	1/31/15

Richard J. Feldman	4/30/14	500,000	4/30/14	3/30/15
		500,000	4/30/15	3/30/16

Thomas W. Janes	5/7/14	500,000	5/7/14	4/30/14
		500,000	5/30/15	4/30/16

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth, for the years ended December 31, 2013 and 2012, the compensation earned by our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($) (5)	All other compensation ($) (6)	Total ($)
(a)	(b)	(c)	(d)	(e)	(i)	(j)
Richard J. Sullivan (1),	2013	$-	$-	$2,635,000	$157,000	$2,792,000
Chairman, CEO, President and Assistant Secretary	2012	$-	$-			$-

David A. Loppert (2),	2013	$-	$-	$1,282,500	$78,500	$1,361,000
Executive Vice President, CFO, Treasurer and Secretary	2012	$-	$-	$-	$-	$-

William J. Delgado (3),	2013	$50,000	$-	$227,500	$-	$277,500
Director, Former President, Chief Executive Officer & Chief Financial Officer, currently Executive Vice President	2012	$199,990	$-	$-	$-	$199,990

Gary A. Gray (4)	2013	$-	$-	$227,500	$24,500	$252,000
Vice President, CTO	2012	$-	$-			$-

(1)	Mr. Sullivan was appointed Chairman, CEO, President and Assistant Secretary on August 12, 2013. Mr. Sullivan acted as a to the Company consultant from May 2012 to August 2013.
(2)	Mr. Loppert was appointed Executive Vice President, CFO, Treasurer and Secretary on August 12, 2013. Mr. Loppert acted as a consultant to the Company from October 2012 to August 2013.
(3)	Mr. Delgado was appointed Executive Vice President on August 12, 2013. Prior thereto he served as our CEO, President and CFO.
(4)	Mr. Gray was appointed Vice President, CTO on August 12, 2013. Mr. Gray acted as a consultant to the Company from May 2012 to August 2013.
(5)
The amounts in this column represent the fair value of the award as of the grant date as computed in accordance with FASB ASC Topic 718. These amounts represent restricted stock awards granted to the named executive officers, and do not reflect the actual amounts that may be realized by those officers.

(6)	Paid as consulting fees.

Options Granted to Named Executives

No option awards were granted in 2013 or 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information as of December 31, 2013 regarding restricted stock held by the named executive officers.  There are no outstanding stock options held by the named executive officers.

Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)

Richard J. Sullivan	13,000,000	$5,850,000	-	$

David A. Loppert	8,000,000	$3,600,000	-	$

William J. Delgado	1,000,000	$450,000	-	$

Gary A. Gray	1,000,000	$450,000	-	$

(1)	All restricted stock granted to the named executives vested in January 2014.
(2)	Computed by multiplying the closing market price of a share of our common stock on December 31, 2013, or $0.45, by the number of shares of common stock that have not vested.

See “Description of Securities - Equity Compensation Plan Information” for a description of our 2014 Equity Incentive Plan.

Director Compensation
We do not have a compensation arrangement in place for members of our Board and we have not finalized any plan to compensate directors in the future for their services as directors.  We anticipate that we will develop a compensation plan for our independent directors in order to attract qualified persons and to retain them. We expect that the compensation arrangements will generally be be comprised of equity awards and cash for reimbursement of expenses only; however exceptions may be made if circumstances warrant.

Effective as of July 2, 2014, Stephen L. Norris was appointed a director of the Company.  We have agreed to pay Mr. Norris a monthly fee of $6,000 in cash, monthly in arrears commencing July 31, 2014 and continuing monthly thereafter for so long as he continues to serve on our Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since the beginning of our fiscal year 2012, there has not been, and there is not currently proposed, any transaction or series of similar transactions in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year end for the last two completed fiscal years and in which any related person, including any director, executive officer, holder of more than 5% of our capital stock during such period, or entities affiliated with them, had a material interest, other than as described in the transactions set forth below.

On January 1, 2012, we acquired a 51% stake in Bronco Communications, LLC, (“Bronco”) a Nevada-California regional telecommunications subcontractor located in Folsom, CA in consideration for 4,289,029 shares of our restricted common stock valued at $0.035 per share, or $150,116, the fair market value of our common stock on the date the agreement was made. One of our directors and an executive officer owns a 10% membership interest in Bronco. On October 15, 2012, we entered into an Amendment to Purchase Agreement, and we agreed to relinquish control of Bronco to its minority shareholders effective as of January 1, 2013.

In December 2012, we entered into a Promissory Note Purchase Agreement, under which Gabriel a De Los Reyes (the “Lender”) agree to lend us $750,000 evidenced by a secured promissory note (the “Note”) and a Security Agreement. The Note bears interest at 8¼%, is secured by all of our assets and had a maturity date of May 1, 2013.  In connection with the loan, we issued to the Lender a warrant to acquire 3,000,000 shares of our common stock at an exercise price of $0.15, exercisable for a period of three years (the “Warrant”).

On May 6, 2013, the Company and the Lender entered into an amendment (the “Amendment”) which:

(1)	Extended the Note’s maturity date to July 1, 2013;
(2)	Provided that on or before the maturity date, we may elect to convert the Note into 3,000,000 shares of our common stock at a conversion price of $0.25; and
(3)	Reduced the exercise price of the Warrant from $0.15 to $0.10.

On July 1, 2013, the Lender converted the Note into 3,000,000 shares of our restricted common stock. On December 18, 2013, the Lender partially exercised the Warrant and we issued 1,250,000 shares of our restricted common stock in consideration for $125,000.

As part of the agreement with the Lender, Bay Acquisition Corp. (aka Bay Acquisition LLC), an entity controlled by Richard J. Sullivan, our Chairman and CEO, agreed to pledge certain collateral as additional security for the loan.  In consideration for this pledge of collateral, we agreed to issue to Bay Acquisition Corp. 3,000,000 shares of our restricted common stock valued at $360,000.

In January 2013, we granted Richard J. Sullivan and David A. Loppert restricted stock grants of 3,000,000 and 5,000,000 shares of common stock, respectively.  In June 2013, we granted Richard J. Sullivan, David A. Loppert, William J. Delgado and Gary A. Gray, restricted stock grants of 10,000,000, 3,000,000, 1,000,000 and 1,000,000 shares of common stock, respectively. The grants vested in January 2014. The shares were valued at $0.12 and $0.26, respectively.

In the twelve-month period ended December 31, 2013 we paid Richard J. Sullivan consulting fees of $157,000.  Mr. Sullivan did not receive a salary in 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our Common Stock beneficially owned as of ____, 2014, by (i) those persons known by us to be owners of more than 5% of our Common Stock, (ii) each director (iii) our Named Executive Officers (as disclosed in the Summary Compensation Table), and (iv) our executive officers and directors as a group.  Except as otherwise indicated, the address of each stockholder listed below is: c/o Global Digital Solutions, Inc. 777 South Flagler Drive, Suite 800W, West Palm Beach, FL 33401.

Name and Address of Beneficial Owner	Number of shares of Common Stock Beneficially Owned (1)	Percent of Class (%)
Officers and Directors:
Richard J. Sullivan (2)	27,240,000	27.0%
Stephen L. Norris (3)	0	0.0%
David A. Loppert	8,000,000	7.9%
William J. Delgado (4)	3,483,996	5.3%
Arthur F. Noterman	0	0.0%
Stephanie C. Sullivan	500,000	*
Gary A. Gray	1,000,000	1.0%
All Directors and Officers	41,130,029	40.3%

5% or Greater Shareholders:
Gabriel De Los Reyes/ Maria Lourdes De Los Reyes (5)	7,250,000	7.2%
17795 SW 158th Street
Miami, FL 33187

*	Less than 1%.
(1) -
Applicable percentages are based on 100,669,278 shares outstanding as of ____, 2014.  Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days whether upon the exercise of options or otherwise.  Shares of Common Stock subject to options and warrants currently exercisable, or exercisable within 60 days after the date of this report, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated in the footnotes to this table, the Company believes that each of the shareholders named in the table has sole voting power.

(2) -	Includes (a) 3,000,000 shares owned by Bay Acquisition Corp., an entity controlled by Mr. Sullivan, and (b) 530,000 shares owned by Mr. Sullivan's minor son.
(3) -
Excludes 1, 200 restricted stock units to be granted to Mr. Norris in conjunction with his appointment to the Board and in his capacity as CEO of GDSI International which RSU’s will be convertible into up to 12 million shares of our common stock.

(4) -	Includes (a) 3,382,996 shares owned by Bronco Communications, LLC, an entity which Mr. Delgado controls and (b) 101,000 shares owned by Mr. Delgado's minor daughter.
(5) -	Includes 1,750,000 currently exercisable warrants.

SELLING STOCKHOLDERS

Up to 29,447,096 shares of our common stock are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling security holders and include the following:

Each of the transactions by which the selling stockholders acquired their securities from us was exempt under the registration provisions of the Securities Act.

The shares of common stock referred to above are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling stockholders in supplements or amendments to this prospectus.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. None of the selling stockholders have had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

None of the selling stockholders listed below are broker-dealers or affiliates of broker-dealers.

Beneficial ownership is determined in accordance with the rules of the SEC. Each selling stockholder’s percentage of ownership of our outstanding shares in the table below is based upon 100,669,278 shares of our common stock outstanding as of _______, 2014.

	Ownership Before Offering			After Offering (1)
Selling Stockholder	Number of Shares of Common Stock Beneficially Owned	Number of Shares Offered		Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
David Aurbach	100,000	100,000	(2)	-	0.00%
Eli Aramooni	270,000	20,000	(2)	250,000	0.25%
Jeff Brenner	50,000	15,000	(2)	35,000	0.03%
Nolan Carroll II	20,000	20,000	(2)	-	0.00%
Jay Cohen	40,000	40,000	(2)	-	0.00%
Brian A. Dekle	6,290,322	6,290,322	(17)	-	0.00%
John Ramsay	2,096,774	2,096,774	(18)	-	0.00%
Ken Dalsgaard	100,000	100,000	(2)	-	0.00%
Tara S. Delgado	1,536,000	636,000	(2)/(19)	900,000	0.89%
Sean Downes	400,000	400,000	(2)	-	0.00%
Rodger Fauber	150,000	75,000	(2)	75,000	0.07%
Fine Spotted Partners, LLC	100,000	100,000	(3)	-	0.00%
E. Eldredge Floyd	1,046,000	231,000	(2)	815,000	0.81%
Lou Forte	50,000	50,000	(2)	-	0.00%
Philip Forte	40,000	40,000	(2)	-	0.00%
Kevin J. Heneghan	775,000	775,000	(2)	-	0.00%
Lookout Dove Partners, LLP	325,000	325,000	(4)	-	0.00%
Franklin L. Johnson Trustee, Franklin Johnson Revocable Trust	516,667	100,000	(2)	416,667	0.41%
JBA Enterprises, LLC	1,000,000	1,000,000	(5)	-	0.00%
Gregg Kaminsky	40,000	40,000	(2)	-	0.00%
Brain Kopelowitz	80,000	80,000	(2)	-	0.00%
Jeff Kelley	126,000	126,000	(6)	-	0.00%
Philip Land	312,000	187,000	(2)	125,000	0.12%
Carmine Latanza	60,000	60,000	(2)	-	0.00%
Michael G. Lee	20,000	20,000	(2)	-	0.00%
Logan's Run, Inc.	20,000	20,000	(7)	-	0.00%
Midtown Partners & Co, LLC	1,000,000	1,000,000	(8)	-	0.00%
Charles G. Masters, Jr.	900,000	900,000	(14)	-	0.00%
Tonya Phillips	720,000	720,000	(15	-	0.00%
Robert M. Snibbe, Jr.	180,000	180,000	(16)	-	0.00%
Kimberly Minter	50,000	50,000	(2)	-	0.00%
Joan O'Leary	100,000	100,000	(2)	-	0.00%
Peter Rega	40,000	40,000	(2)	-	0.00%
Gabriel A. De Los Reyes/Maria Lourdes De Los Reyes	7,250,000	7,250,000	(9)	-	0.00%
Artemios Roussos	140,000	100,000	(2)	40,000	0.04%
Rok Global Solutions, LLC	3,020,000	3,020,000	(10)	-	0.00%
Michael Singer	20,000	20,000	(2)	-	0.00%
Evan Sullivan	530,000	530,000	(2)	-	0.00%
K. Brett Thackston	1,750,000	1,250,000	(11)	500,000	0.50%
Scott Weiselberg	1,000,000	1,000,000	(12)	-	0.00%
Family Trust of Eva A Ware, Eva A. Ware Trustee	670,000	170,000	(2)	500,000	0.50%
David E. Ware	10,000	10,000	(2)	-	0.00%
Aaron David Ware	20,000	20,000	(2)	-	0.00%
Jordan Tyler Ware	20,000	20,000	(2)	-	0.00%
Zoom Cash Advances	120,000	120,000	(13)	-	0.00%
Total	33,103,763	29,447,096		3,656,667

(1)
Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) no other shares of our common stock are acquired or sold by the selling stockholders prior to completion of this offering. However, the selling stockholders may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of our common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144. To our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering or otherwise.

(2)	Represents shares issued in a private placement.
(3)	Represents shares issued in a private placement. Michael Monier may be deemed to have voting and dispositive power over the securities owned by this stockholder.
(4)	Represents shares issued in a private placement. Kevin J. Heneghan may be deemed to have voting and dispositive power over the securities owned by this stockholder.
(5)	Represents shares underlying a warrant that was exercised on August 19, 2013. Scott Weiselberg may be deemed to have voting and dispositive power over the securities owned by this stockholder.
(6)	Represents shares issued for investor relations services in connection with private placements.
(7)	Represents shares issued in a private placement. Andres Verbal may be deemed to have voting and dispositive power over the securities owned by this stockholder.
(8)
Represents shares underlying a warrant that may be exercised through October 15, 2016.  John Clarke and Victor Greene may be deemed to have voting and dispositive power over the securities owned by this stockholder.

(9)
Represents (1) 3,000,000 shares issued on the conversion of debt, (ii) 1,250,000 shares issued upon the exercise of a warrant, (iii) 1,750,000 shares underlying a warrant that may be exercised through December 31, 2015, and (iv) 1,250,000 shares assigned to this stockholder by Richard J. Sullivan as an inducement to this stockholder to exercise the warrant granted to him.

(10)
Represents (i) 1,020,000 shares issued in a private placement, and (ii) 2,000,000 shares underlying a warrant that was exercised on August 19, 2013. Robert Moskowitz may be deemed to have voting and dispositive power over the securities owned by this stockholder.

(11)	Incudes (i) 500,000 shares underlying a warrant exercisable through June 30, 2018, and (ii) 750,000 shares issued for investor relations services in connection with private placements.
(12)	Represents shares underlying a warrant that may be exercised through May 6, 2018.
(13)	Represents shares issued in a private placement. Charles Bressman may be deemed to have voting and dispositive power over the securities owned by this stockholder.
(14)	Includes (i) 250,000 shares issued and (ii) 650,000 shares issuable in connection with acquisition services rendered in connection with our acquisition of NACSV.
(15)	Includes (i) 200,000 shares issued and (ii) 520,000 shares issuable in connection with acquisition services rendered in connection with our acquisition of NACSV.
(16)	Includes (i) 50,000 shares issued and (ii) 130,000 shares issuable in connection with acquisition services rendered in connection with our acquisition of NACSV.
(17)	Includes (i) 483,871 shares issued and (ii) 5,806,451 shares issuable to this shareholder for future consideration in connection with our purchase from this shareholder of his 75% interest in NACSV.
(18)	Includes (i) 161,290 shares issued and (ii) 1,935,484 shares issuable to this shareholder for future consideration in connection with our purchase from this shareholder of his 75% interest in NACSV.
(19)
Tara S. Delgado is the daughter of William J. Delgado, an officer and director of the Company.  Ms. Delgado is not a minor child and William J. Delgado disclaims any beneficial ownership of these securities.

DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock

We are authorized to issue 485,000,000 shares of capital stock, of which 450,000,000 are shares of common stock, par value $0.001 per share (the “Common Stock”), and 35,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

As of ______, 2014, we had the following issued and outstanding securities on a fully diluted basis:

●	100,669,278 shares of common stock;
●	No shares of preferred stock;
●	Warrants to purchase 4,2500,000 shares of common stock at an exercise price of $0.15 - $1.00 per share; and
●	Options to acquire 5,500,000 shares of our common stock at an exercise price of $0.64 per share.

Common Stock

The holders of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive ratably dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock will have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Each outstanding share of common stock is entitled to one vote and each fractional share is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting is allowed in the election of directors of the Company.

The holders of a majority of the shares who are entitled to vote at a shareholders meeting and who are present in person or by proxy shall be necessary for and shall constitute a quorum for the transaction of business at shareholder meetings, except as otherwise provided by the New Jersey statutes. If a quorum is not present or represented at a meeting of the shareholders, those present in person or represented by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At an adjourned meeting where a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

When a quorum is present at a meeting of shareholders, the vote of the holders of a majority of the issued and outstanding shares having voting power, present in person or represented by proxy, shall decide any question brought before the meeting, unless the question is one which, by express provision of the statutes, requires a higher vote in which case the express provision shall govern.  The shareholders present at a duly constituted meeting may continue to transact business until adjournment, despite the withdrawal of enough shareholders holding, in the aggregate, issued and outstanding shares having voting power to leave less than a quorum.”

Preferred Stock

Our Board of Directors will be authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our Board of Directors, which may include, among others, distinct classes or series, dividend rights, voting rights, liquidation preferences, redemption rights, conversion rights and preemptive rights.

Warrants

In December 2012, we issued a three-year warrant to purchase 3,000,000 shares of our common stock, at an amended exercise price of $0.10 per share, to an investor in connection with our $750,000 Promissory Note Purchase Agreement in December 2012. In December 2013, the investor exercised 1,250,000 shares underlying the warrant and 1,750,000 remain exercisable through December 31, 2015.

In May 2013, we issued a five-year warrant to purchase 1,000,000 shares of our common stock at an exercise price of $0.15 per share to an advisor in connection with the modification of the Promissory Note Purchase Agreement Amendment.  The warrant was valued at $300,000.

In June 2013, we issued a five-year warrant to purchase 500,000 shares of our common stock at an exercise price of $0.50 per share to a consultant for investor relations services. The warrant was valued at $250,000.

In October 2013, we issued a three-year warrant to purchase 1,000,000 shares of our common stock at an exercise price of $1.00 per share to an investment banking company for investment banking services. The warrant was valued at $800,000.

Prior to exercise, the warrants do not confer upon holders any voting or any other rights as a stockholder. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we may, in our discretion, upon exercise, round up to the nearest whole number the number of shares of our common stock to be issued to the warrant holder or otherwise equitably adjust the exercise amount and exercise price per share.

Options

As of June 30, 2014, we have granted options to purchase an aggregate of 5,500,000 shares of our common stock, pursuant to our 2014 Equity Incentive Plan.

Equity Compensation Plan Information

The following chart reflects the number of stock options and shares of restricted stock available for future grants under our incentive plan.

Plan	Number Authorized	Number Remaining

2014 Equity Incentive Plan	20,000,000	14,500,000

On May 19, 2014 a majority of our shareholders acting by written consent pursuant to the Company’s ByLaws and the New Jersey Revised Statutes approved the amended and restated 2014 Global Digital Solutions Equity Incentive Plan (the “Plan”) and reserved 20,000,000 shares of our common stock for issuance pursuant to awards under the Plan. The Plan is intended as an incentive, to retain in the employ of, and as directors, officers, consultants, advisors and employees of the Company, persons of training, experience and ability, to attract new directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage the sense of proprietorship and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries. Under the Plan, we are authorized to issue incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and long term incentive awards. The Plan is administered by the Board of Directors.

Securities Authorized for Issuance under Equity Compensation Plans

The following table presents information regarding options outstanding under our compensation plans as of _____ __, 2014:

Equity Compensation Plan Information
Number of
	Number of		securities
	securities		available for
	to be issued	Weighted-average	future issuance
	upon exercise	exercise price of	under equity
	of outstanding	of outstanding	compensation plans
	options, warrants	options, warrants	(excluding securities
	and rights	and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved by security holders	20,000,000	$0.64	14,500,000
Total	20,000,000	$0.64	14,500,000

Registration Rights

We have not entered into any Registration Rights Agreements.  In connection with the sale of our shares of common stock in private placements, we warranted in the subscription agreement to include those shares of common stock, including any warrants issued in connection therewith, or for fees, as well as certain share that have been issued as consideration for services, in our next filed "resale" registration statement with the Securities and Exchange Commission.  All of those shares are included in this registration statement. There are no penalties if we fail not to include any such shares in a registration statement.

Transfer Agent

Our transfer agent is Issuer Direct Corporation, 500 Perimiter Park Drive, Suite D, Morrisville, NC 27560.

Indemnification of Directors and Officers

New Jersey Statutes (“NJS”) Section 14A:3-5 provide us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself/herself in good faith and reasonably believe that his/her conduct was in, or not opposed to, our best interests. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe his/her conduct was unlawful.  Advances for expenses may be made by agreement if the director or officer affirms in writing that he/she believes he/she has met the standards and will personally repay the expenses if it is determined such officer or director did not meet the standards.

Our Bylaws include an indemnification provision under which we have the power to indemnify our directors, officers, former directors and officers, or any person who serves or served at our request for our benefit as a director or officer of another corporation or our representative in a partnership, joint venture, trust, or other enterprise (including heirs and personal representatives) against all expenses, liability, and loss actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which the director or officer is made a party.

We also have a director and officer indemnification agreement with our sole director and officer that provides, among other things, for the indemnification to the fullest extent permitted or required by New Jersey law, provided that such indemnitee shall not be entitled to indemnification in connection with any “claim” (as such term is defined in the agreement) initiated by the indemnitee against us or our directors or officers unless we join or consent to the initiation of such claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Exchange Act.

Any repeal or modification of these provisions approved by our stockholders shall be prospective only, and shall not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the NJS would permit indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Limitation of Liability of Directors

Our Certificate of Incorporation provide a limitation of liability such that no director or officer shall be personally liable to us or any of our stockholders for damages for breach of fiduciary duty as a director or officer, involving any act or omission of any such director or officer, provided there was no intentional misconduct, fraud or a knowing violation of the law, or payment of dividends in violation of NJS Section 14A:6-14.

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the over-the-counter market or any other stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	conducting business in places where business practices and customs are unfamiliar and unknown;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales entered into after the date of this prospectus;
●	broker-dealers may agree with the selling stockholders to sell a specified number of the shares at a stipulated price per share;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any of these methods of sale; or
●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

FINRA Rule 2710 requires FINRA member firms (unless an exemption applies) to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of selling stockholders, of the securities on a principal or agency basis. FINRA Notice to Members 88-101 states that in the event a selling stockholder intends to sell any of the shares registered for resale in this Prospectus through a member of FINRA participating in a distribution of our securities, the member is responsible for ensuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

●	it intends to take possession of the registered securities or to facilitate the transfer of the certificates;
●	the complete details of how the selling shareholders shares are and will be held, including location of the particular accounts;
●
whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding these transactions; and

●
in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file for review with the Corporate Finance Department of FINRA all relevant documents with respect to these transactions.

FINRA has recently proposed rule changes to FINRA Rule 2710 which may, if approved, modify the requirements of its members to make filings under FINRA Rule 2710. Further, no FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this Prospectus available to the selling stockholders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to these broker-dealers or other financial institutions of shares offered by this prospectus, which shares these broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect these transactions).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

LEGAL MATTERS

Naccarato & Associates, Newport Beach, California, will pass upon the validity of the shares of our common stock to be sold in this offering.

EXPERTS

The financial statements as of December 31, 2013 and 2012 and for the years then ended, included in this prospectus have been audited by PMB Helin Donovan LLP, an independent registered public accounting firm as set forth in their report, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, together with any amendments and related exhibits, under the Securities Act with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and the shares of common stock that we are offering in this prospectus.

We file annual, quarterly and current reports and other information with the SEC under the Exchange Act. Such reports and other information filed by the Company with the SEC are available free of charge on the Company’s website at www.gdsi.co when such reports are available on the SEC website.  You may also request a copy of those filings, excluding exhibits, from us at no cost. These requests should be addressed to us at: David A. Loppert, Chief Financial Officer, Global Digital Solutions, Inc., 777 South Flagler Drive, Suite 800 West, West Palm Beach, FL 33401. The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of these websites are not incorporated into this filing by reference. Further, the Company’s references to the URLs for these websites are intended to be inactive textual references only.

GLOBAL DIGITAL SOLUTIONS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Global Digital Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Global Digital Solutions, Inc. (“the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, consolidate statements of stockholders’ equity (deficit) and  consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Digital Solutions, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has sustained a net loss from operations and has an accumulated deficit.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PMB Helin Donovan, LLP
PMB Helin Donovan, LLP
Seattle, Washington
March 28, 2014

GLOBAL DIGITAL SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012
Assets
Current Assets
Cash and cash equivalents	$509,224	$385,141
Notes receivable	1,465,874	-
Prepaid expenses	122,056	-
Total current assets	2,097,154	385,141

Assets of discontinued operations	-	395,133
Deposits	198	-
Total assets	$2,097,352	$780,274

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$166,256	$155
Accrued expenses	165,537	191,344
Convertible notes payable	529,309	504,309
Notes payable	25,000	117,600
Total current liabilities	886,102	813,408
Liabilities of discontinued operations	-	33,974
Total Liabilities	886,102	847,382

Commitments and Contingencies

Stockholders’ equity
Preferred stock, $0.001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value, 175,000,000 shares authorized, 93,024,117 and 52,263,451 shares issued and outstanding	93,025	52,264
Additional paid-in capital	17,976,600	7,326,336
Accumulated deficit	(16,858,375)	(7,561,122)
Total Global Digital Solutions, Inc. stockholders' equity (deficit)	1,211,250	(182,522)
Noncontrolling interest	-	115,414
Total stockholders’ equity (deficit)	1,211,250	(67,108)

Total liabilities and stockholders' equity	$2,097,352	$780,274

GLOBAL DIGITAL SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2013	2012

Revenue	$-	$-

Cost of revenue	-	300

Gross profit (loss)	-	(300)

Operating expenses
Selling, general and administrative expenses	8,384,247	301,284
Other (income)/expense
Gain on extinguishment of debt	(31,712)	-
Interest income	(59,701)	-
Interest expense	733,198	10,000
Other income	-	(600)
Total costs and expenses	9,026,032	310,684

Loss from continuing operations before provision for income taxes	(9,026,032)	(310,984)

Provision for income taxes	-	-

Loss from continuing operations	(9,026,032)	(310,984)

Loss from discontinued operations	(271,221)	(208,922)

Net loss	(9,297,253)	(519,906)

Loss attributable to the noncontrolling interest	-	(28,815)

Net loss attributable to Global Digital Solutions, Inc.	$(9,297,253)	$(491,091)

Loss per common share attributable to Global Digital Solutions, Inc. common stockholders - basic and diluted:
Loss from continuing operations	$(0.12)	$(0.01)
Loss from discontinued operations	-	-
Loss attributable to the noncontrolling interest	-	-
Net loss	$(0.12)	$(0.01)

Shares used in computing net loss per share:
Basic and diluted	74,484,164	45,302,055

GLOBAL DIGITAL SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Total

Balance, December 31, 2011	1,000,000	$1,000	33,111,054	$33,111	$5,045,429	$(7,100,022)	$-	$(2,020,482)
Shares issued for Bronco acquisition	-	-	4,289,029	4,289	145,827	-	-	150,116
Assumption of Bronco's assets	-	-	-	-	1,009,657	(685,321)	-	324,336
Assumption of Bronco's equity	-	-	-	-	(859,541)	715,312	144,229	-
Private placements of common stock	-	-	1,666,667	1,667	148,333	-	-	150,000
Common stock issued for conversion of debt	-	-	11,546,701	11,547	1,410,781	-	-	1,422,328
Common stock issued for rent	-	-	150,000	150	13,350	-	-	13,500
Common stock issued for services	-	-	1,000,000	1,000	52,000	-	-	53,000
Warrants issued	-	-			360,000	-	-	360,000
Conversion of preferred stock to common stock	(1,000,000)	(1,000)	500,000	500	500	-	-	-
Net loss	-	-	-	-	-	(491,091)	(28,815)	(519,906)
Balance, December 31, 2012	-	-	52,263,451	52,264	7,326,336	(7,561,122)	115,414	(67,108)
Loss on disposal of discontinued operations	-	-	-	-	-	-	(115,414)	(115,414)
Stock-based compensation expense	-	-	26,000,000	26,000	5,792,208	-	-	5,818,208
Shares or warrants issued for services	-	-	1,876,666	1,877	1,078,353	-	-	1,080,230
Sale of common stock	-	-	5,634,000	5,634	1,960,466	-	-	1,966,100
Issuance of warrant included in the convertible debt	-	-	-	-	776,487	-	-	776,487
Common stock issued upon conversion of debt	-	-	3,000,000	3,000	747,000	-	-	750,000
Common stock issued upon exercise of warrants	-	-	4,250,000	4,250	420,750	-	-	425,000
Stock subscription receivable	-	-	-	-	(125,000)	-	-	(125,000)
Net loss	-	-	-	-		(9,297,253)	-	(9,297,253)
Balance, December 31, 2013	-	$-	93,024,117	$93,025	$17,976,600	$(16,858,375)	$-	$1,211,250

GLOBAL DIGITAL SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2013	2012
Operating Activities
Net loss	$(9,297,253)	$(519,906)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock- based compensation expense	5,158,208
Debt guaranty settled by issuing common stock	660,000
Common stock and warrants issued in payment of services	1,080,230	66,500
Amortization of debt discount warrant expense	1,126,487	10,000
Changes in operating assets and liabilities:
Prepaid expenses	(122,056)
Accounts payable	166,101	(26,858)
Accrued expenses	(807)	141,343
Cash provided by discontinued operations	245,745	113,294
Net cash used in operating activities	(983,345)	(215,627)

Investing Activities
Loans to Airtronic USA, Inc.	(1,465,874)	-
Deposits	(198)	-
Net cash used in investing activities	(1,466,072)	-

Financing Activities
Proceeds from the sale of common stock	1,966,100	150,000
Proceeds from the exercise of warrants	300,000	-
Proceeds from short-term debt	374,900	572,600
Payments on short-term debt	(67,500)	(122,500)
Net cash provided by financing activities	2,573,500	600,100

Net increase in cash and cash equivalents	124,083	384,473
Cash and cash equivalents at beginning of year	385,141	668

Cash and cash equivalents at end of period	$509,224	$385,141
	-	-
Supplementary disclosure of cash flow information
Cash paid during the year for:
Interest	$-	$-
Taxes	$-	$-
Supplementary disclosure of non-cash investing and financing activities
Purchase of Bronco with common shares	$-	$150,116
Debt settled with shares of common stock	$750,000	$1,422,328

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Note 1 – Organization, Liquidity and Summary of Significant Accounting Policies

Organization and History

Effective as of March 23, 2004, Creative Beauty Supply, Inc., ("Creative"), a New Jersey corporation that was incorporated on August 28, 1995, acquired Global Digital Solutions, Inc., a Delaware corporation ("Global”). The merger was treated as a recapitalization of Global. Creative changed its name to Global Digital Solutions, Inc. (“We” or the “Company). The Company disposed of its pre-merger assets and liabilities and succeeded to the business of Global. Although Creative was the legal acquiror, Global became the accounting acquiror of the Company for financial statement purposes. On January 8, 2004, Global acquired Pacific ComTel, Inc., a company that provided structured cabling design, installation and maintenance for leading information technology companies, federal, state and local government, major businesses, educational institutions, and telecommunication companies.

Our mission was to target the United States government contract marketplace for audio and video services. The U.S. government and commercial marketplaces have budgeted over the long term to upgrade existing telephony, computer, and outsourcing systems across the spectrum of communications, security, and services marketplace segments. Due to significant capital constraints, we wound down the majority of our operations in June of 2005, but continued to operate a small operations team in Northern California.

We changed our fiscal year end from June 30 to December 31 in June, 2009.

On January 1, 2012, we acquired a 51% stake in Bronco Communications, LLC (“Bronco”), a Nevada-California regional telecommunications subcontractor located in Folsom, California. See Note 11.  On May 1, 2012, with the support of our major shareholders, we made the decision to wind down and discontinue our operations in the telecommunications area, including the operations of Bronco, and refocus our efforts in the area of small arms manufacturing, knowledge-based and culturally attuned social consulting and security-related solutions in unsettled areas. We continued to operate Bronco through December 31, 2012, although we reflected its results of operations as discontinued operations in the accompanying financial statements. On January 1, 2013 we disposed of our interest in Bronco and no longer hold any interest in Bronco Communications.

In December 2012 we incorporated GDSI Florida LLC, and in January 2013 we incorporated Global Digital Solutions, LLC, both Florida limited liability companies. In November 2013, we incorporated GDSI Acquisition Corporation, a Delaware corporation.

Liquidity

We have sustained losses and experienced negative cash flows from operations since inception. At December 31, 2013, we had cash and cash equivalents of $509,224, working capital of $1,211,052 and an accumulated deficit of ($16,858,375). These factors raise substantial doubt about our ability to continue to operate in the normal course of business. We have funded our activities to date almost exclusively from equity and debt financings.

We will continue to require substantial funds to continue development of our core business. Management’s plans in order to meet our operating cash flow requirements include (i) financing activities such as private placements of common stock, and issuances of debt and convertible debt instruments and (ii) the establishment of strategic relationships which we expect will lead to the generation of additional revenue or acquisition opportunities, and (iii) the acquisition of businesses in the areas of small arms manufacturing, military and law enforcement supplies, product technology and development services in various industries, including military, aerospace, alternative energy and aviation, and knowledge-based and culturally attuned social consulting and security-related solutions in unsettled areas.

While we believe that we will be successful in obtaining the necessary financing to fund our operations, there are no assurances that such additional funding will be achieved or that we will succeed in our future operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

The Company’s accountants have expressed substantial doubt about our ability to continue as a going concern as a result of our history of net losses. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to successfully execute the plans to pursue pending acquisitions and raise the funds necessary to complete such acquisitions as described in this Form 10-K. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue its business.

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries and our majority-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. Results of operations of Bronco are included in discontinued operations in our 2012 consolidated financial statements.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally acceptable (“GAAP”) in the United States of America (“U.S.”) requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, fair values of financial instruments, useful lives of property and equipment, income taxes, and contingent liabilities, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Non-Controlling Interest
The Company owned 51% of the outstanding stock of Bronco at December 31, 2012 and disposed of this interest effective January 1, 2013. The financial information related to Bronco was consolidated into our financial statements in 2012, which included an accounting for non-controlling interest of the 49% not owned by us.

Cash and Cash Equivalents
We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
We record accounts receivable at the invoiced amount and we do not charge interest. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables. We review the accounts receivable by amounts due by customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations.

Long-lived Assets
We review our long-lived assets, including property and equipment, for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Examples of such events could include a significant disposal of a portion of such assets, an adverse change in the market involving the business employing the related asset, a significant decrease in the benefits realized from an acquired business, difficulties or delays in integrating the business or a significant change in the operations of an acquired business.

An impairment test involves a comparison of undiscounted cash flows from the use of the asset to the carrying value of the asset.  Measurement of an impairment loss is based on the amount that the carrying value of the asset exceeds its fair value.  No impairment losses were incurred in the periods presented.

Goodwill
Goodwill and indefinite-lived intangible assets are not amortized. Rather, they are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Contracts in place, is the only intangible asset with an indefinite life on our consolidated balance sheets.  We have elected December 31 as the date to perform our annual impairment test.

Goodwill is included in the accompanying financial statements as a component of Assets of Discontinued Operations because we never realized the benefits of the acquired Goodwill.

Fair Value Measurements
The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and short-term debt approximate fair value due to their relatively short maturities.

Debt Issued with Warrants
We account for the issuance of debt and related warrants by allocating the debt proceeds between the debt and warrants based on the relative estimated fair values of the debt security without regard for the warrants and the estimated fair value of the warrants themselves. The amount allocated to the warrants would then be reflected as both an increase to equity, and as a debt discount that would be amortized over the term of the debt. However, in circumstances where warrants must be accounted for as a liability, the full estimated fair value of the warrants is established as both a liability and a debt discount. In some cases, if the value of the warrants is greater than the principal amount received, an immediate interest expense charge is recorded for the excess.

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

In accounting for convertible debt instruments, the proceeds from issuance of the convertible notes are first allocated between the convertible notes and the warrants. If the amount allocated to convertible notes results in an effective per share conversion price less than the fair value of our common stock on the date of issuance, the intrinsic value of this beneficial conversion feature is recorded as a further discount to the convertible debt with a corresponding increase to additional paid in capital.

Revenue Recognition
We follow the revenue recognition guidance in the Revenue Recognition Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC” or “Codification”). We recognize product revenue at the time product is shipped and title has transferred, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectability is deemed probable. If uncertainties regarding customer acceptance exist, revenue is recognized when such uncertainties are resolved. There are no significant post-contract support obligations at the time of revenue recognition. Our accounting policy regarding vendor and post contract support obligations is based on the terms of the customers’ contracts and is billable upon occurrence of the post-sale support. Costs of products sold and services provided are recorded as the related revenue is recognized. Revenue is recognized at the time services or goods are provided, and revenue from short-term rentals is recognized over the rental period which typically ranges from two to four weeks. It is our policy to record contract losses in their entirety in the period in which such losses are foreseeable.

Provision for Income Taxes
Income taxes are calculated based upon the asset and liability method of accounting.  Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.  A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard to allow for recognition of such an asset.  In addition, realization of an uncertain income tax position must be estimated as “more likely than not” (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements.  Further, the recognition of tax benefits recorded in the financial statements, if any, is based on the amount most likely to be realized assuming a review by tax authorities having all relevant information.

Basic and Fully Diluted Loss Per Share
Basic and diluted loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding for the period. Since we have incurred losses attributable to common stockholders during each of the two years ended December 31, 2013 and 2012, diluted loss per common share has not been computed by giving effect to all potentially dilutive common shares that were outstanding during the period. Dilutive common shares consist of convertible preferred stock and incremental shares issuable upon exercise of warrants to the extent that the average fair value of our common stock for each period is greater than the exercise price of the warrants.

Stock Based Compensation
We adopted the fair value recognition provisions of ASC 718, "Compensation – Stock Compensation”.  Under the fair value recognition provisions, we are required to measure the cost of employee services received in exchange for share-based compensation measured at the grant date fair value of the award.  Compensation expense is recorded for all share-based awards granted to either non-employees, or employees and directors on or after January 1, 2013

We account for the issuance of equity instruments (including warrants) to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

Subsequent Events
We evaluate events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure.

Application of New or Revised Accounting Standards
On April 5, 2012, the Jump-Start Our Business Startups Act (the JOBS Act) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." As an emerging growth company the Company has elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Recent Accounting Pronouncements

From time to time, the FASB or other standards setting bodies will issue new accounting pronouncements. Updates to the Codification are communicated through issuance of an Accounting Standards Update (“ASU”).

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2013-04, Liabilities (Topic 405), which provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations.  ASU 2013-04 is effective for fiscal years beginning after December 15, 2013, which is effective for the Company’s first quarter of fiscal year 2015.  We do not believe the adoption of ASU 2013-04 will have a material effect on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  ASU 2013-02 requires disclosure of the amounts reclassified out of each component of accumulated other comprehensive income and into net earnings during the reporting period and is effective for reporting periods beginning after December 15, 2012.  We do not believe the adoption of ASU 2013−02 in the first quarter of fiscal year 2014 will have a material impact on the measurement of net earnings or other comprehensive income.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities and in January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. ASU 2011-11, as clarified, enhances disclosures surrounding offsetting (netting) assets and liabilities. The clarified standard applies to derivatives, repurchase agreements and securities lending transactions and requires companies to disclose gross and net information about financial instruments and derivatives eligible for offset and to disclose financial instruments and derivatives subject to master netting arrangements in financial statements. The clarified standard did not have a material effect on our financial position or results of operations.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which makes certain technical corrections (i.e., relatively minor corrections and clarifications) and “conforming fair value amendments” to the FASB Accounting Standards Codification (the “Codification”). The corrections and improvements include technical corrections based on feedback on the Codification and conforming amendments primarily related to fair value in areas outside of ASC 820. The amendments affect various Codification topics and apply to all reporting entities within the scope of those topics and became effective for the Company on December 20, 2012.  The adoption of ASU 2012-04 did not have a material effect on our financial position or results of operations.

In July 2012, the FASB issued ASU 2012−02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.  The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. It allows companies to perform a “qualitative” assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test.  The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 did not have a material effect on our financial position or results of operations.

In December 2011, the FASB issued ASU 2011−12, Comprehensive Income. The amendments in ASU 2011-12 supersede certain pending paragraphs in ASU 2011−05, Presentation of Comprehensive Income to effectively defer only those changes in ASU 2011−05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements became effective in the first quarter of fiscal 2013.  The adoption of ASU 2011−12 did not impact the measurement of net earnings or other comprehensive income.

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Note 2 – Financial Instruments

Cash and Cash Equivalents

Our cash and cash equivalents, at December 31, 2013 and 2012, consisted of the following:

	2013	2012
Cash in bank	$509,224	$385,141
Cash and cash equivalents	$509,224	$385,141

We classify highly liquid temporary investments with an original maturity of three months or less when purchased as cash equivalents. We maintain cash balances at various financial institutions. Balances at US banks are insured by the Federal Deposit Insurance Corporation up to $250,000. We have not experienced any losses in such accounts and believe it is not exposed to any significant risk for cash on deposit. As of December 31, 2013 and 2012, we had uninsured cash amounts. We maintained this balance with a high quality financial institution, which we believe limits this risk.

Concentrations of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and accounts receivable.

Note 3 – Fair Value Measurements

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable directly or indirectly.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

We had no Level 1, Level 2 or Level 3 assets or liabilities at December 31, 2013, or 2012.

Note 4 – Acquisition of Airtronic and Notes Receivable from Airtronic

On October 22, 2012, we entered into an Agreement of Merger and Plan of Reorganization (“Merger Agreement”) to acquire 70% of Airtronic USA, Inc. (“Airtronic”), a debtor in possession under chapter 11 of the Bankruptcy Code in a case pending in the US Bankruptcy Court for the Northern District of Illinois, Eastern Division (the “Court”) once Airtronic successfully reorganized and emerged from bankruptcy, (the “Merger”).

Contemporaneously, on October 22, 2012, we entered into a Debtor In Possession Note Purchase Agreement (“Bridge Loan”) with Airtronic. We agreed to lend Airtronic up to a maximum of $2,000,000, with an initial advance of $750,000 evidenced by an 8¼% Secured Promissory Note with an original principal amount of $750,000 made by Airtronic in favor of the Company (the “Original Note”) and a Security Agreement securing all of Airtronic’s assets. As of December 31, 2012 we had not advanced any funds to Airtronic under the Bridge Loan and Original Note. The Original Note bears interest at 8¼% per annum, is secured by all of Airtronic’s assets and, unless an event of default shall have previously occurred and be continuing, the full amount of principal and accrued interest under the note shall be due and payable on the consummation of Airtronic’s plan of reorganization.  In March 2013, the Company and Airtronic amended the Bridge Loan to provide for a maximum advance of up to $700,000 in accordance with draws submitted by Airtronic and approved by the Company in accordance with the budget set forth in the amendment.  On June 26, 2013, we agreed to a second modification of the Bridge Loan agreement with Airtronic, and agreed to loan Airtronic up to an additional $550,000 under the Bridge Loan.  On August 5, 2013, we entered into the Second Bridge Loan Modification and Ratification Agreement, a new 8¼% secured promissory note for $550,000 (the “Second Note”), and a Security Agreement with the CEO of Airtronic, securing certain intellectual property for patent-pending applications and trademarks that were registered in her name.  On October 10, 2013 we agreed to a third modification of the Bridge Loan Agreement with Airtronic, and agreed to loan Airtronic up to an additional $200,000 under the Bridge Loan. On October 10, 2013, we entered into the Third Bridge Loan Modification and Ratification Agreement, and a new 8¼% secured promissory note for $200,000 (the “Third Note”).

On October 2, 2013, Airtronic’s amended plan of reorganization (the “Plan”) was confirmed by the Court, but the Plan was never substantially consummated and has now been terminated.  Under the express terms of the Plan, Airtronic needed to close the Merger with the Company within 60 days following the confirmation date, i.e. on or before December 2, 2013 to obtain the funds necessary to pay its creditors in accordance with the Plan.  Nevertheless, Airtronic refused to close the Merger with the Company on or before December 2, 2013 and as a result the Plan terminated and the reorganized Airtronic re-vested in the bankruptcy estate of Airtronic as debtor in possession.

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

On December 5, 2013, the Company filed a motion with the Court to declare the Original Note, the Second Note and the Third Note to be in default.  A supplemental motion was filed with the Court on January 6, 2014. On February 23, 2014, Airtronic filed a modified plan of reorganization (“Modified Plan”) that provides, among other things, for the full repayment of the Original Note, the Second Note and the Third Note together with all accrued interest thereon, subject to confirmation of the Modified Plan.  On March 3, 2014, a creditor of Airtronic, Airtronic Acquisition, LLC, filed their proposed plan of reorganization (“The AAC Plan”).  The AAC Plan also provides, among other things, for the full repayment of the Original Note, the Second Note and the Third Note together with all accrued interest thereon, subject to confirmation of the AAC Plan. On March 26, 2014, the Court approved an order fixing the time for filing, acceptance or rejection of the proposed plans of reorganization, and set April 28, 2014 as the date for the hearing to confirm either the Modified Plan or the AAC Plan. The Company is not able to predict the likelihood of confirmation of either the Modified Plan or the AAC Plan or of any other transaction involving Airtronic.

Note 5 – Notes Payable

Convertible Notes Payable
Convertible notes payable at December 31, 2013 and December 31, 2012 consisted of the following:

Type	Collateral (If any)	Interest Rate	Monthly Payment	Maturity	2013	2012
Laurus Master Fund	None	5.00%	$-	May-13	$529,309	$504,309

Throughout 2004, we issued convertible notes payable and received total proceeds of $1,926,637 from unrelated individuals and an institution. In September 2012 $1,422,328 of the notes were converted into shares of our common stock at a conversion rate of $0.50 per share. The other convertible note, totaling $504,309, held by an institution, is non interest bearing, and is convertible at a fixed conversion price equal to our share’s average trading closing share price for the ten days prior to the closing of the conversion. Imputed interest at 5% is included in the balance.

On May 6, 2013, as discussed below, we amended the terms of a $750,000 Note (“Investor Note”) payable to a private investor (“Investor”) and (i) extended the maturity date to July 1, 2013, (ii) provided that the Investor Note may be convertible to shares of our common price at a conversion price of $0.25, and reduced the exercise price of the warrant issued in connection with the Investor Note payable from $0.15 to $0.10.  On July 1, 2013, the $750,000 Note payable was converted into 3,000,000 shares of our common stock and on conversion we recognized a gain of $31,712 as a result of the forgiveness of accrued but unpaid interest on the note. At December 31, 2012 the note balance was $25,100, net of unamortized discount of $350,000.

Notes Payable
Notes payable at December 31, 2013 and 2012 consisted of the following:

Type	Collateral (if any)	Interest Rate	Monthly Payments	Matur-ity	2013	2012
Private	Assets	8.25%	$-	May-13	$-	$375,100
Private	None	10.00%	$-	May-13	20,000	50,000
Private	None	10.00%	$-	Dec -13	-	37,500
Private	None	5.00%	$-	Demand	5,000	5,000
					25,000	467,600
Less: Unamortized debt discount					-	(350,000)
Notes payable					$25,000	$117,600

In December 2012, we entered into a Promissory Note Purchase Agreement, a Secured Promissory Note (“Note”) and Security Agreement with the Investor to lend us $750,000. The Note bears interest at 8¼%, is secured by all of our assets and is due on May 1, 2013.  In connection with the transaction, we issued to the Investor the Warrant.

The $360,000 fair value of the Warrant was calculated using a Black-Scholes pricing model. We calculated that the fair market value of the beneficial conversion feature (“BCF”) of the Note is $393,243, and we amortized the BCF over the life of the loan using the effective interest rate method.  At December 31, 2013 the discount was fully amortized to interest expense.

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

On May 6, 2013, the Company and the Investor amended the Promissory Note Purchase Agreement and the related Secured Promissory Note, Security Agreement and Warrant which:

(1)	Extended the Note’s maturity date to July 1, 2013;
(2)	Provided that on or before the maturity date, we may elect to convert the Note into 3,000,000 shares of our common stock at a conversion price of $0.25; and
(3)	Reduced the exercise price of the Warrant from $0.15 to $0.10.

The note was converted into 3,000,000 shares of common stock on July 1, 2013. – see Convertible Notes Payable above.

Note 6 – Commitments and Contingencies

Consulting Agreements
Effective May 9, 2012, we entered into a one-year “referral compensation agreement” with a third party consulting firm pursuant to which the firm would facilitate meetings and introductions on our behalf with certain potential investors in return for our agreement to pay the consulting firm compensation for these introduction.  The consulting firm was issued 250,000 shares of restricted shares of commons stock valued at $15,000.

Effective May 15 2012, we entered into a one-year “referral compensation agreement” with a third party consulting firm pursuant to which the firm would facilitate meetings and introductions on our behalf with certain potential investors in return for our agreement to pay the consulting firm compensation for these introduction.  The consulting firm was issued 500,000 shares of restricted shares of commons stock valued at $25,000.

Effective July 27 2012, we entered into a one-year “referral compensation agreement” with a third party consulting firm pursuant to which the firm would facilitate meetings and introductions on our with certain potential investors in return for our agreement to pay the consulting firm compensation for these introduction.  The consulting firm was issued 250,000 shares of restricted shares of commons stock valued a $13,000.

Effective January 1, 2013, we entered into a three-month consulting agreement with a consulting firm pursuant to which the firm would provide investor relations services.  The consulting firm was issued 500,000 shares of restricted shares of common stock valued at $50,000 and the expense was recognized over the three-month service period.

Effective April 3, 2013, we entered into a twelve-month consulting agreement with a consultant pursuant to which the consultant would provide investor relations services.  The consultant was issued 500,000 shares of restricted shares of common stock valued at $50,000 and the expense is being recognized over the term of the agreement. In June 2013, we entered into an amendment to the consulting agreement.  The consultant agreed to provide additional services over the remaining term of the agreement and, in consideration, we issued the consultant 250,000 shares of our restricted common stock valued at $125,000 and we agreed to issue the consultant a warrant to purchase 500,000 shares of our common stock at an exercise price of $.50, with a fair market value of $250,000.  The warrant was issued on July 1, 2013.

Office Lease

In August 2013 we entered into a twelve-month lease for a virtual office in West Palm Beach, Florida at a monthly rental of $299 plus taxes.  Future minimum lease payments at December 31, 2013 are $2,093.

Note 8 - Stockholders’ Equity

Preferred Stock
We are authorized to issue 10,000,000 shares of noncumulative, non-voting, nonconvertible preferred stock, $0.001 par value per share.  At December 31, 2013 and 2012, no shares of preferred stock were outstanding.

Common Stock
We are authorized to issue 175,000,000 shares of common stock, $0.001 par value per share.  At December 31, 2013 and 2012, 93,024,117 and 52,263,451 shares were issued and outstanding, respectively.

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

During the years ended December 31, 2012 and 2013, we issued the following shares of restricted common stock.  At the time of issuance, the issue price was negotiated between the Company and the recipient.

In Consideration For	Date of Issue	Number of Shares	Issue Price		Value
2012
Bronco Acquisition	01/01/12	4,289,029	$0.035		$150,116
Debt Conversion	04/28/12	3,300,000	$0.002		$6,600
Debt Conversion	05/21/12	6,043,801	$0.052		$314,278
Debt Conversion	09/10/12	2,202,900	$0.500		$1,101,450
Private Placement for Working Capital	01/16/12	416,667	$0.060		$25,000
Private Placement for Working Capital	05/18/12	250,000	$0.100		$25,000
Private Placement for Working Capital	05/21/12	250,000	$0.100		$25,000
Private Placement for Working Capital	10/15/12	750,000	$0.100		$50,000
Preferred Stock Conversion	10/15/12	500,000	$0.002		$1,000
Rent	12/31/12	150,000	$0.090		$13,500
Services	05/21/12	250,000	$0.052		$13,000
Services	10/15/12	500,000	$0.050		$25,000
Services	10/15/12	250,000	$0.052		$13,000

2013
Services	01/01/13	1,000,666	$0.100		$99,700
Stock-based compensation	01/10/13	11,000,000	$0.120	*	$11,000
Services	04/15/13	500,000	$0.100		$50,000
Private placement	04/15/13	250,000	$0.100		$25,000
Private placement	05/31/13	200,000	$0.250		$50,000
Private placement	06/06/13	2,150,000	$0.250		$537,500
Services	06/25/13	310,000	$0.500		$155,000
Stock based compensation	06/25/13	15,000,000	$0.260	*	$15,000
Private placement	06/25/13	408,000	$0.450		$183,600
Private placement	06/30/13	260,000	$0.500		$130,000
Note conversion	07/01/13	3,000,000	$0.250		$750,000
Warrant exercise	08/19/13	3,000,000	$0.100		$300,000
Private Placement	09/20/13	1,100,000	$0.450		$495,000
Private Placement	09/25/13	1,100,000	$0.450		$495,000
Services	09/25/13	66,000	$0.450		$29,700
Private Placement	11/11/13	100,000	$0.050		$50,000
Services	12/11/13	66,000	$0.001		$66
Warrant Exercise	12/18/13	1,250,000	$0.010		$125,000

* - Stock-based compensation was calculated at fair value on the grant date and the expense is being amortized over the vesting period and service period.  $1,682,280 of compensation expense will be recognized over the next twelve months.

Common Stock Warrants
We have issued warrants, which are fully vested and available for exercise, as follows:

Class of Warrant	Issued in connection with or for	Number		Exercise Price	Date of Issue	Date Vest	Date of Expiration
A-1	Debt	1,750,000	(1)	$0.10	December 2012	December 2013	December 2015
A-2	Services	1,000,000		$0.15	May 2013	May 2014	May 2018
A-3	Services	500,000		$0.50	June 2013	June 2014	June 2018
A-4	Services	1,000,000		$1.00	October 2013	October 2013	October 2016

(1)
1,250,000 shares were exercised on December 18, 2013. We issued the shares in the name of the investor on December 18, 2013 in anticipation of payment. At December 31, 2013 we had not received payment and recorded a stock subscription receivable form the investor. On January 24, 2014 we received the proceeds and released the shares to the investor.

The valuation of the warrants utilized the following assumptions utilizing a Black-Scholes pricing model:

Warrant	Fair Value	Dividend Yield	Volatility	Contractual Lives (Yrs.)	Risk-Free Rate
A-1	$1,050,000	0.00%	593.00%	2.0	1.58%
A-2	$300,000	0.00%	593.00%	5.0	0.84%
A-3	$250,000	0.00%	598.12%	5.0	1.20%
A-4	$800,000	0.00%	647.97%	3.0	0.64%

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The fair value of warrants issued during the twelve-month period ended December 31, 2013 ranged from $0.15 to $1.00. Our computation of expected volatility is based on our historical volatility. The interest rates are based on the U.S. Treasury Yield curve in effect at the time of grant. We do not expect to pay dividends. The fair values are being amortized over the life of the warrants.

The following is a summary of outstanding and exercisable warrants at December 31, 2013:

	Outstanding			Exercisable
Range of Exercise Prices	Weighted Average Number Outstanding at 12/31/13	Outstanding Remaining Contractual Life (in yrs.)	Weighted Average Exercise Price	Number Exercisable at 12/31/13	Weighted Average Exercise Price
$0.10	1,750,000	2.00	$0.10	1,750,000	$0.10
$0.15	1,000,000	4.50	$0.15	-	-
$0.50	500,000	4.75	$0.50	-	-
$1.00	1,000,000	4.50	$1.00	1,000,000	$1.00
$0.37	4,250,000	3.90	$0.37	2,750,000	$0.43

The intrinsic value of warrants outstanding at December 31, 2013 was $912,500.

Note 9 - Income Taxes

We have incurred losses since inception, which have generated net operating loss carryforwards. Pre-tax losses were $9,297,253 for the year ended December 31, 2013 and $519,906 for the year ended December 31, 2012, which includes a pre-tax loss of $310,984 from continuing operations and a pre-tax loss of $208,922 from discontinued operations.  At December 31, 2013, we had a federal net operating loss carryforward of approximately $4,473,000 that will expire beginning in 2024.  Current or future ownership changes may limit the future realization of these net operating losses.  Our policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the consolidated statements of operations. As of January 1, 2013, we had no unrecognized tax benefits, or any tax related interest or penalties. There were no changes in our unrecognized tax benefits during the year ended December 31, 2013. We did not recognize any interest or penalties during 2013 or 2012 related to unrecognized tax benefits.

Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. There can be no assurance that we will be able to utilize any net operating loss carryforwards in the future.

We recognize deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards.  We have established a valuation allowance to reflect the likelihood of realization of deferred tax assets.  There is no income tax benefit for the losses for the years ended December 31, 2013 and 2012, since management has determined that the realization of the net deferred tax asset is not more likely than not to be realized and has created a valuation allowance for the entire amount of such benefit.

At December 31, 2013 and 2012, the significant components of our deferred tax assets and liabilities were as follows:

	2013	2012
Deferred tax assets:
Net operating loss	$1,781,765	$103,368
Stock compensation	2,075,853	21,112
Accrued expenses	65,941	96,377
Accrued interest receivable	(23,782)	-
Gross deferred tax assets	3,899,777	220,857
Less: Valuation Allowance	(3,899,777)	(220,857)
Net deferred tax assets	$-	$-

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

A reconciliation of the Federal statutory rate to the Company’s effective tax rate for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	5.8%	5.8%
Decrease in income taxes resulting from:
Change in valuation allowance	-39.8%	-39.8%
Effective tax rate	0.0%	0.0%

Note 10 - Loss Per Common Share

Basic and diluted loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding for the period.  Since we incurred losses attributable to common stockholders during the years ended December 31, 2013 and 2012, diluted loss per common share has not been computed by giving effect to all potentially dilutive common shares that were outstanding during the years ended December 31, 2013 and 2012.  Dilutive common shares consist of shares issuable on the conversion of preferred stock and incremental shares issuable upon the exercise of warrants to the extent that the average fair value of our common stock for each period is greater than the exercise price of the warrant.

The following table sets forth the computation of basic and diluted loss per common share:

	2013	2012
Numerator:
Loss from continuing operations	$(9,026,032)	$(310,984)
Loss from discontinued operations	(271,221)	(208,922)
Loss attributable to the noncontrolling interest	-	(28,815)
Net loss	$(9,297,253)	$(519,906)

Denominator:
Weighted-average shares outstanding	74,484,164	45,302,055
Effect of dilutive securities (1)	-	-
Weighted-average diluted shares	74,484,164	45,302,055

Loss per common share – basic and diluted:
Continuing operations	$(0.12)	$(0.01)
Discontinued operations	(0.00)	(0.00)
Attributable to the noncontrolling interest	(0.00)	(0.00)
Total – basic and diluted	$(0.12)	$(0.01)

(1)
The following common stock equivalents outstanding as of December 31, 2013 and 2012 were not included in the computation of dilutive loss per share because the net effect would have been anti-dilutive:

	2013	2012
Warrants	4,250,000	3,000,000
Preferred stock	-	-
Total common stock equivalents	3,000,000	3,000,000

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Note 11  - Acquisition and Disposition of Bronco Communications, LLC and Discontinued Operations

Acquisition of Bronco Communications, LLC
In January 2012, we acquired 51% of Bronco in consideration for the issuance of 4,289,029 shares of our restricted common stock valued at $0.035 per share, or $150,116. The 49% interest we did not acquire is accounted for as a noncontrolling interest. The purchase price was allocated to the assets acquired based on the fair values at the acquisition date. The goodwill acquired was valued at $351,653. The financial results of Bronco are included in these consolidated financial statements as of January 1, 2012, the date control was acquired, in accordance with the Codification for business combinations.  We subsequently discontinued the operations of Bronco and disposed of its remaining assets in January 2013 as discussed below.

The purchase price was allocated as follows:

Cash and cash equivalents	$5,325
Accounts receivable	53,342
Property and equipment	63,792
Total Assets	$122,459
Accounts payable and accrued expenses	$79,536
Notes payable	71,498
Total Liabilities	$151,034
Goodwill	$351,653
Net Assets Acquired	$323,078

Fair value of common stock issued	$150,116
Fair value of non-controlling interest	$172,962
Fair value of net assets acquired	$323,078

Discontinued Operations
In accordance with ASC Topic 205, “Presentation of Financial Statements-Discontinued Operations”, we have presented the results of operations of Bronco as discontinued operations for the years ended December 31, 2013 and 2012. The following table details the operating results included of discontinued operations:

	Years Ended December 31,
	2013	2012
Net sales	$-	$144,337
Cost of goods sold	-	114,071
Gross profit	-	30,266
Selling, general and administrative expenses	25,477	236,564
Loss on sale of assets of discontinued operations	245,744	-
Interest expense	-	7,000
Other income	-	(4,376)
Loss before provision for income taxes	(271,722)	(208,922)
Provision for income taxes	-	-
Loss from discontinued operations	$(271,722)	$(208,922)

December 31, 2012
Assets
Cash and cash equivalents	$96
Property and equipment, net	43,384
Goodwill	351,653
Assets of discontinued operations	$395,133

Liabilities
Accounts payable and accrued expenses	$33,974
Liabilities of discontinued operations	$33,974

GLOBAL DIGITAL SOLUTIONS, INC.
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Note 12 – Subsequent Events

We have completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2013 through March 28, 2014, the date this Annual Report on Form 10-K was submitted to the SEC, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of December 31, 2013, and events which occurred subsequently but were not recognized in the financial statements. We have concluded that no subsequent events have occurred that require disclosure, except as disclosed within these financial statements.

Global Digital Solutions, Inc.

___________ Shares

Common Stock
PROSPECTUS

_____________, 2014

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuances and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered. None of the following expenses are payable by the selling stockholders. All of the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
TOTAL	$

Item 14.  Indemnification of Directors and Officers.

New Jersey Revised Statutes (“NJRS”) provide us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself/herself in good faith and reasonably believe that his/her conduct was in, or not opposed to, our best interests. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe his/her conduct was unlawful.

Under NJRS, advances for expenses may be made by agreement if the director or officer affirms in writing that he/she believes he/she has met the standards and will personally repay the expenses if it is determined such officer or director did not meet the standards.

Our Bylaws include an indemnification provision under which we have the power to indemnify our directors, officers, former directors and officers, or any person who serves or served at our request for our benefit as a director or officer of another corporation or our representative in a partnership, joint venture, trust, or other enterprise (including heirs and personal representatives) against all expenses, liability, and loss actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which the director or officer is made a party.

We also have director and officer indemnification agreements with each of our executive officers and directors that provide, among other things, for the indemnification to the fullest extent permitted or required by New Jersey law, provided that such indemnitee shall not be entitled to indemnification in connection with any “claim” (as such term is defined in the agreement) initiated by the indemnitee against us or our directors or officers unless we join or consent to the initiation of such claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Exchange Act.

Any repeal or modification of these provisions approved by our stockholders shall be prospective only, and shall not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the NJ RS would permit indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15.  Recent Sales of Unregistered Securities.

Set forth below are all securities sold by the Company in the past three years that were not registered under the Securities Act.

On December 7, 2011, we issued 2,975,000 shares of our common stock to Reno Zalunado in consideration for the cancellation of a note we owed him of $5,950. The shares of common stock were issued to Mr. Zalunado without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On January 1, 2012 we issued 4,289,029 shares of our common stock valued at $0.035 per shares, or $150,116, to acquire 51% of Bronco Communications LLC.  The securities issued to Bronco were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On March 28, 2012, we issued 3,300,000 shares of our common stock to Reno Zalunado in consideration for the cancellation of a note we owed him of $6,600. The shares of common stock were issued to Mr. Zalunado without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

Between May 18, 2012 and May 21, 2012, we accepted subscriptions for a total of 500,000 shares of our common stock in a private placement from Eli Aramouni (250,000) and E. Eldridge Floyd (250,000). We received gross proceeds of $50,000. The private placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The securities sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On May 30, 2012, we issued 250,000 shares of our common stock to K. Brett Thackston, a consultant, for services rendered valued at $15,000.  The shares of common stock were issued to the consultant without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On May 30, 2012, we issued 6,043,801 shares of our common stock to Three Rivers Investments, LLC, a lender, in full satisfaction of a note payable of $314,278.  The shares of common stock were issued to the lender without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On September 12, 2012, we issued an aggregate of 2,202,900 shares of our common stock to six lenders in full satisfaction of notes payable totaling $1,101,450.  The shares of common stock were issued to the lenders without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On October 1, 2012, we accepted subscriptions for a total of 416,667 shares of our common stock in a private placement from Franklin L. Johnson Trustee, Franklin Johnson Revocable Trust. We received gross proceeds of $25,000. The private placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The securities sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On October 15, 2012, we issued 750,000 shares of our common stock to two consultants, Insight Capital Consultants (500,000) and K. Brett Thackston (250,000), for services rendered valued at $38,000.  The shares of common stock were issued to the consultants without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On October 15, 2012, we accepted subscriptions for a total of 750,000 shares of our common stock in a private placement from E. Eldridge Floyd (250,000) and Constantino Galaxides (500,000). We received gross proceeds of $75,000. The private placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The securities sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On December 31, 2012, we issued 100,000 shares of our common stock to William Forkner and 50,000 shares of our common stock to Seth Long for rent valued at $13,500. The shares of common stock were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On December 31, 2012, we issued 500,000 shares of our common stock to Constantino Galaxides upon the conversion of 1,000 shares of our preferred stock. The shares of common stock were issued to the stockholder without registration in reliance upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, for securities exchanged by the Company and existing security holders where no commission or other remuneration is paid or given directly or indirectly by the Company for soliciting such exchange.

 On December 22, 2012, we issued a warrant to purchase 3,000,000 shares of our common stock at an exercise price of $0.15 per share to Gabriel De Los Reyes in connection with a loan we received from him. In May 2013, we amended the warrant’s exercise price to $0.10. As additional consideration for the loan, our Chairman, Richard J. Sullivan, assigned to the lender 3 million shares of our common stock that he owned. The warrant was issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder. On December 18, 2013, Mr. De Los Reyes partially exercised the warrant and we issued 1,250,000 shares in connection with the exercise of this warrant.  We received gross proceeds of $125,000. The securities issued in connection with the exercise of the warrant were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.   As additional consideration for the loan, our Chairman, Richard J. Sullivan assigned to the Mr. de Los Reyes 3 million shares of our common stock that he owned.

On January 1, 2103 we issued 1,000,666 shares of our common stock to six individuals for services and rent valued at $99,700. The shares of common stock were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On April 10, 2013, we issued 3,000,000 shares of our common stock to Richard J. Sullivan, our Chairman and CEO, and 5,000,000 shares of our common stock to David A. Loppert, our CFO, upon the issuance of restricted stock grants that fully vested in January 2014, in consideration for compensation. The shares were valued at $0.12 per share, the fair market value on the grant date. The shares of common stock were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On April 10, 2013, we issued 3,000,000 shares of our common stock to Bay Acquisition Corp., an entity controlled by Richard Sullivan, our Chairman and CEO, in consideration for collateral the entity pledged to Mr. De Los Reyes for a loan to the Company. The shares were valued at $360,000. The shares of common stock were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On April 10, 2013, we accepted subscriptions for a total of 250,000 shares of our common stock in a private placement from E. Eldridge Floyd (175,000) and Philip Land (75,000). We received gross proceeds of $25,000. The private placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The securities sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On April 10, 2013, we issued 500,000 shares of our common stock to K. Brett Thackston, a consultant, for investor relations services rendered valued at $50,000.  The shares of common stock were issued to the consultant without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

In April, 2013, we agreed to issue 7,500,000 shares of our common stock to Edwin J. Wang, Jennifer S. Carroll and Matthew K. Kelley, senior advisors to the Company. The shares vest commencing in January 2014. The shares were valued at $0.17 per share, the fair market value on the grant date. In February 2014, we issued (i) 2,500,000 shares to Cross Pacific Partners, LLC an entity designated and controlled by Mr. Wang, (ii) 1,250,000 shares to Ms. Carroll and (iii) 1,250,000 shares to Vox Equity Holdings, LLC, and entity designated by and controlled by Mr. Kelley. The shares of common stock have been and will be issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.
.
On May 6, 2013, we issued a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $.15 per share to Scott Weiselberg, a consultant, in connection with a loan modification. The warrant was valued at $300,000. The warrant was issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder. The warrant agreement contained representations from the holder of the warrant to support the Company's reasonable belief that the holder acquired the warrant for his own account and not with a view to distribution in violation of the Securities Act, and that the holder is an "accredited investor" as defined in Regulation D.

On May 21, 2013, we accepted subscriptions for a total of 200,000 shares of our common stock in a private placement from Franklin Johnson Trustee (100,000) and Artemios Roussos (100,000). We received gross proceeds of $50,000. The private placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The securities sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On June 1, 2013, we agreed to issue 15,000,000 shares of our common stock to five individuals - 10,000,000 to Richard J. Sullivan our Chairman and CEO, 3,000,000 to David A. Loppert, our CFO, 1,000,000 to William J. Delgado a Director and our Executive Vice President, and 1,000,000 to Gary A. Gray, our Vice President in consideration for compensation and fully vest in January 2014. The shares were valued at $0.26, the fair market value on the grant date. The shares of common stock were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

Between May 22, 2013 and June 6, 2013, we accepted subscriptions for a total of 2,150,000 shares of our common stock in a private placement from 15 investors. We received gross proceeds of $537,500. The private placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The securities sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On June 25, 2103 we issued 310,000 shares of our common stock to two consultants – K. Brett Thackston (250,000) and Jeff Kelley (60,000) - for investor relations services valued at $155,000. The shares of common stock were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On June 25, 2013, we issued a warrant to purchase 500,000 shares of our common stock at an exercise price of $0.50 per share to K. Brett Thackston, a consultant, for investor relations services. The warrant was valued at $250,000. The warrant was issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder. The warrant agreement contained representations from the holder of the warrant to support the Company's reasonable belief that the holder acquired the warrant for his own account and not with a view to distribution in violation of the Securities Act, and that the holder is an "accredited investor" as defined in Regulation D.

Between June 18, 2013 and June 30, 2013, we accepted subscriptions for a total of 668,000 shares of our common stock in a private placement from 12 investors. We received gross proceeds of $313,600. The private placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The securities sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On July 1, 2013 we issued 3,000,000 shares to Gabriel A De Los Reyes in consideration for the conversion of $750,000 of convertible debt. The securities issued in connection with the conversion of the debt were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On August 19, 2013, we issued 2,000,000 shares to ROK Global Solutions, LLC and 1,000,000 shares to JBA Enterprises, LLC, in connection with the exercise of a warrant.  We received gross proceeds of $300,000.  The securities issued in connection with the exercise of the warrant were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

Between September 20, 2013 and September 25, 2013, we accepted subscriptions for a total of 2,266,000 shares of our common stock in a private placement from 4 investors. We received gross proceeds of $990,000. The private placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The securities sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On September 9, 2013, we issued 1,500,000 shares of our common stock to Scott Brown a senior advisor to the Company. The restricted stock grant vests between January 2014 and September 2014. The shares were valued at $0.88 per share, the fair market value on the grant date. The shares of common stock will be issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.  The shares were subsequently forfeited on June 4, 2014 and were cancelled.

On September 25, 2103 we issued 66,000 shares of our common stock to Jeff Kelley, a consultant, for investor relations services valued at $29,700. The shares of common stock were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On October 16, 2013, we issued a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $1.00 per share to Midtown Partners & Co., LLC, an investment banking company, for services to be rendered. The warrant was valued at $800,000. The warrant was issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder. The warrant agreement contained representations from the holder of the warrant to support the Company's reasonable belief that the holder acquired the warrant for its own account and not with a view to distribution in violation of the Securities Act, and that the holder is an "accredited investor" as defined in Regulation D.

On October 16, 2013, we accepted subscriptions for a total of 100,000 shares of our common stock in a private placement from Joan O’Leary. We received gross proceeds of $50,000. The private placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The securities sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On February 4, 2014, we issued 1,500,000 shares under a restricted stock grant that vest over a period of twelve months commencing in February 2014 to Cross Pacific Partners, LLC, an entity designated and controlled by Edwin J. Wang.  The shares were valued at $0.64, the fair market value on the grant date. The securities sold in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Company not involving any public offering, and Rule 506 promulgated thereunder.

On May 19, 2014, we issued 500,000 shares of our common stock and agreed to issue an additional 1.3 million shares of our common stock valued at $738,000 in the aggregate to three individuals, Charles G. Masters, Jr., Tonya Phillips and Robert M. Snibbe, Jr. in connection with their introduction to us of NACSV.  These securities were issued and are to be issued without registration in reliance upon the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

On June 16, 2014, we and our wholly owned subsidiary, GDSI Acquisition Corporation, a Delaware corporation (“Buyer”), entered into an Equity Purchase Agreement (“EPA”) with Brian A. Dekle and John Ramsey (collectively, “Sellers”) and North American Custom Specialty Vehicles, LLC, an Alabama limited liability company (“NACSV”), pursuant to which Buyer purchased all of Sellers’ membership interests in NACSV for total consideration of up to $3.6 million (the “Acquisition”) with (a) $1.2 million payable at closing as follows: (i) a cash payment of $1.0 million and (ii) 645,161 shares of GDSI’s restricted common stock valued at $0.31 per share, or $200,000 in the aggregate, (b) up to $2.4 million of additional post-closing contingent consideration as certain milestones are met as set forth in the EPA through December 31, 2017, and (c) a post closing date purchase price adjustment of the excess, if any, of the total value of closing date audited assets of NACSV over $1.2 million.  The securities were issued to the Sellers without registration in reliance upon the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 16.  Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

(b)	Financial Statement Schedules.

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida on the ____ day of ____, 2014.

GLOBAL DIGITAL SOLUTIONS, INC. (Registrant)
By:
Name: Richard J. Sullivan
Title: President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Richard J. Sullivan and David A. Loppert, and each one of them acting individually, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any or all further amendments or supplements (including post-effective amendments filed pursuant to Rule 462(b) of the Securities Act of 1933) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this registration statement, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	____, 2014
Richard J. Sullivan

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	____, 2014
David A. Loppert

	Director	____, 2014
Stephen L. Norris

	Director	____, 2014
William J. Delgado

	Director	____, 2014
Arthur F. Noterman

	Director	____, 2014
Stephanie S. Sullivan

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date / Period End	Exhibit Number
2.1	Purchase Agreement, dated as of January 1, 2012, by and between Global Digital Solution, Inc., and Bronco Communications, LLC	10	8/9/13	2.1
2.2	Amendment to Purchase Agreement dated October 15, 2012, by and between Global Digital Solution, Inc., and Bronco Communications, LLC	10	8/9/13	2.2
2.3	Agreement of Merger and Plan of Reorganization dated as of October __, 2012, by and between Global Digital Solution, Inc., and Airtronic USA, Inc.	10	9/20/13	2.3
2.4	First Amendment to Agreement of Merger and Plan of Reorganization dated as of August 5, 2013, by and between Global Digital Solution, Inc., and Airtronic USA, Inc.	10	9/20/13	2.4
2.5	Equity Purchase Agreement dated June 16, 2014 by and among Brian A. Dekle, John Ramsey, GDSI Acquisition Corporation, Global Digital Solutions, Inc. and North American Custom Specialty Vehicles, LLC.	8-K	6/19/14	2.1
3.1	Certificate of Incorporation	10	8/9/13	3.1
3.2	Articles of Merger	10	8/9/13	3.2
3.3	Certificate of Amendment to Certificate of Incorporation	10	8/9/13	3.3
3.4	Bylaws	10	8/9/13	3.4
3.5	Certificate of Amendment to Certificate of Incorporation filed July 7, 2014	8-K	7/30/14	3.1
5.1*	Opinion of Naccarato & Associates
10.1	Debtor In Possession Note Purchase Agreement by and between the Company and Airtronic USA, Inc. dated October 22, 2012	10	8/9/13	10.1
10.2	8 1/4% Secured Promissory Note in the original principal amount of $750,000 dated October 22, 2012 in favor of the Company	10	8/9/13	10.2
10.3	Security Agreement by and between the Company and Airtronic USA, Inc. dated October 22, 2012	10	8/9/13	10.3
10.4	Bridge Loan Modification and Ratification Agreement by and between the Company and Airtronic USA, Inc. dated March __, 2013	10	9/20/13	10.4
10.5	Second Bridge Loan Modification and Ratification Agreement by and between the Company and Airtronic USA, Inc. dated as of August 5, 2013	10	9/20/13	10.5
10.6	8 1/4% Secured Promissory Note in the original principal amount of $550,000 dated August 5, 2013, in favor of the Company	10	9/20/13	10.6
10.7	Intellectual Property Security Agreement dated as of August 5, 2013, by and between Merriellyn Kett and the Company	10	9/20/13	10.7
10.8	Promissory Note Purchase Agreement by and between the Company and the investors listed therein dated December __, 2012	10	8/9/13	10.8
10.9	Secured Promissory Note in the original principal amount of $750,000 dated December __, 2012 in favor of Gabriel De Los Reyes	10	8/9/13	10.9
10.10	Security Agreement dated December __, 2012 by and between the Company, Bay Acquisition, LLC and the noteholder identified on Schedule A	10	8/9/13	10.10

E-1

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date / Period End	Exhibit Number
10.11	Warrant dated December __, 2012 for 3,000,000 shares of common stock	10	8/9/13	10.11
10.12	Amendment dated May 6, 2013, by and between the Company and Gabriel De Los Reyes	10	8/9/13	10.12
10.13	Form of Subscription Agreement and Securities Purchase Agreement	10	8/9/13	10.13
10.14	Form of Indemnification Agreement	10	8/9/13	10.14
10.15	8 1/4% Secured Promissory Note in the original principal amount of $200,000 dated October 10, 2013, in favor of the Company	10-K	3/28/14	10.15
10.16	Third Bridge Loan Modification and Ratification Agreement by and between the Company and Airtronic USA, Inc. dated as of October 10, 2013	10-K	3/28/14	10.16
10.17	Investment Banking Agreement with Midtown Partners & Co, LLC dated October 16, 2013	10-K	3/28/14	10.17
10.18	Addendum dated April 16, 2014 to Investment Banking Agreement with Midtown Partners & Co, LLC dated October 16, 2013
10.19	Global Digital Solutions, Inc. 2014 Equity Incentive Plan approved by Shareholders May 19, 2014(**)
10.20	Online Virtual Office Agreement dated August 19, 2013
21.1	List of Subsidiaries
23.1*	Consent of PMB Helin Donovan, LLP
23.2*	Consent of Naccarato & Associates
24.1	Power of Attorney (included on the Signature Page of this Registration Statement on Form S-1).
101.INS***	XBRL Instance
101.SCH***	XBRL Taxonomy Extension Scheme
101.CAL***	XBRL Taxonomy Extension Calculation
101.DEF***	XBRL Taxonomy Extension Definition
101.LAB***	XBRL Taxonomy Extension Labels
101.PRE***	XBRL Taxonomy Extension Presentation

*	To be filed by amendment
**	Management contract or compensatory plan or arrangement.
***
XBRL information is furnished and not filed or a part of a registration statement or prospectus of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

E-1